NOTICE OF 2010 ANNUAL AND SPECIAL SHAREHOLDERS' MEETING

INFORMATION CIRCULAR



Focus on MDS Nordion

MDS

Science advancing health



NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF MDS INC.

Date: March 11, 2010

Time: 11:00 a.m.
(Eastern Standard Time)

Place: Brookstreet Hotel
525 Legget Drive,
Ottawa, Ontario, Canada

Business of the Annual and Special Meeting of Shareholders:

(a) to receive the Report of the Directors and the Consolidated Financial Statements of the Company and its subsidiaries for the fiscal year ended October 31, 2009, together with the Auditors' Report thereon;

(b) to elect directors for the ensuing year;

(c) to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;

(d) to pass a special resolution changing the name of the Company to Nordion Inc.; and

(e) to transact any other business that may properly come before the Meeting.

By order of the Board,

Peter E. Brent

Senior Vice-President, Legal and Corporate Secretary

January 8, 2010

The management and Board of MDS urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please vote in one of three ways: (1) by completing and signing the accompanying Form of Proxy and returning it in the enclosed envelope, postage prepaid; (2) by following the instructions for telephone or fax voting in the accompanying Form of Proxy; or (3) by following the instructions for Internet voting in the accompanying Form of Proxy at least two business days prior to the Meeting or related adjournment(s).

What's inside

Section 1: Voting Information

Who is soliciting my proxy?

The management of MDS Inc. (the "Company" or "MDS") is soliciting your proxy for use at the Annual and Special Meeting of Shareholders (the "Meeting").

What will I be voting on?

You will be voting on:

- election of directors of the Company (see page 3);

- appointment of Ernst & Young LLP as the auditors (see page 7);

- special resolution changing the name of the Company to Nordion Inc. (see page 8); and

- any other business that may properly come before the Meeting.

How many classes of shares are there?

The Company has one class of Common shares listed on the Toronto Stock Exchange and the New York Stock Exchange.

How many votes do I have?

Subject to the voting restrictions noted below, you will have one vote for every Common share of the Company you own at the close of business on January 11, 2010, the record date for the Meeting.

How many shares are eligible to vote?

The number of Common shares outstanding on January 8, 2010 is 120,137,229.

To the knowledge of the directors and officers of the Company, based on a report from Thomson One, the only shareholder who beneficially owns or exercises control or direction over more than 10% of the outstanding Common shares as at January 8, 2010 is as follows:

	Common Shares	% of Outstanding
ValueAct Holdings	23,107,700	19.23%

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below.

If your shares are held in the name of a nominee, please see the instructions below under the headings *How can a*

non-registered shareholder vote? and *How can a non-registered shareholder vote in person at the Meeting?*

Voting by proxy

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed Form of Proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed Form of Proxy are directors or officers of the Company. **However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Company. You may do so by deleting the names printed on the proxy and inserting another person's name in the blank space provided or by completing another proper form of proxy.**

How will my proxy be voted?

On the Form of Proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the Form of Proxy how you want your shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your shares accordingly.

If you have not specified on the Form of Proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless contrary instructions are provided, Common shares represented by proxies received by management will be voted:

- **FOR the election, as directors, of the proposed nominees whose names are set out on the following pages;**

- **FOR the appointment of Ernst & Young LLP as auditors, and authorizing the directors to fix their remuneration;**

- **FOR the special resolution changing the name of the Company to Nordion Inc.; and**

- **FOR management's proposals generally.**

What if there are amendments or if other matters are brought before the Meeting?

The enclosed Form of Proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing of this Management Proxy Circular (the "Circular"), management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed Form of Proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the Form of Proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon.

You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Company not later than the last business day before the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

Who counts the votes?

Proxies are counted by CIBC Mellon Trust Company, the transfer agent of the Company in Canada.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements.

How are proxies solicited?

The Company's management requests that you sign and return the Form of Proxy so that your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, in writing or in person.

The Company may also use the services of outside firms to solicit proxies. The cost of soliciting proxies will be borne by the Company, and the Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares.

How can a non-registered shareholder vote?

If your Common shares are not registered in your own name, they will be held in the name of a "nominee" which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully so that your shares will be voted. If you are a non-registered shareholder who has voted and you want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the Meeting?

Since the Company may not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.

Section 2: Business of the Meeting

Report of the Directors and Consolidated Financial Statements

A copy of the Company's Annual Report for the year ended October 31, 2009 is being mailed concurrently with this Circular. The financial statements for the fiscal year ended October 31, 2009, the management's discussion and analysis, and the report of the auditors are included with the Company's Annual Report.

Financial Information

In this Circular, all dollar amounts are expressed in United States dollars, except where stated otherwise, and all references to US$ or $ are to U.S. dollars and all references to C$ are to Canadian dollars. Unless otherwise indicated, the exchange rate is based on the Bank of Canada annual average rate of C$1 = US$0.854876 for the fiscal year.

Election of Directors

At the Meeting, eight directors, seven of whom are independent, are to be elected to serve until the next Annual Meeting or until their successors are duly elected or appointed. **Unless authority is withheld, the management nominees named in the enclosed Form of Proxy intend to vote FOR the election of each of the nominees proposed below, each of whom is currently serving as a director of the Company.**

New Nominee

Steve West, President of MDS Nordion became Chief Operating Officer of the Company in September 2009 and replaced Stephen DeFalco as a director and as Chief Executive Officer of the Company on January 8, 2010.

Retirement from the Board

Paul Anderson, who has been a Board member since 2003, and Richard McCoy, who has been a director since 2006, will not be standing for re-election.

The Company wishes to thank Paul, Richard and Stephen for their contributions to MDS during their tenure with the Board.

If any nominee is, for any reason, unavailable to serve as a director, proxies in favour of management nominees will be voted for another nominee at their discretion unless authority has been withheld in the Form of Proxy.

The information below as to securities of the Company, including both deferred share units ("DSUs") and Common shares, is as at October 31, 2009. The information as to the number of Common shares beneficially-owned or over which control or direction is exercised has been provided by the respective nominee.



William D. Anderson, 60
Toronto, Ontario, Canada
Director since 2007
Independent[1]

Mr. Anderson, a Chartered Accountant, is a Corporate Director, having retired in 2005 after serving 14 years with BCE Inc. (a global communications company headquartered in Montreal, Quebec). From 2001 to 2004, Mr. Anderson was President of BCE Ventures and from 1997 to 2000 was Chief Financial Officer of BCE Inc.

Areas of Expertise: Global Financial/Operations/Strategy

MDS Board/Committee Membership	Attendance	Current Public Board Membership[9]
Board of Directors	13/13	TransAlta Corporation
Audit (Chair)	11/11	Gildan Activeware Inc.

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2009	5,000	20,178	25,178	C$362,036	
2008	5,000	11,292	16,292	C$337,733	C$150,000
change	nil	+8,886	+8,886	+C$24,303	

Options Held: 0 (Director option grants were discontinued in 2003)



William G. Dempsey, 58
Marco Island, Florida, USA
Director since 2008
Independent[1]

Mr. Dempsey was an Executive with Abbot Laboratories for 25 years prior to his retirement in 2007. Mr. Dempsey's assignments included Executive Vice-President of the Pharmaceutical Products Group and Senior Vice-President of International Operations.

Areas of Expertise: Global Life Sciences/Operations/Strategy

MDS Board/Committee Membership	Attendance	Current Public Board Membership[9]
Board of Directors	13/13	Landaeur, Inc.
Audit	11/11	
Environment Health & Safety	3/3	

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2009	-	33,803	33,803	C$321,666	
2008	-	7,746	7,746	C$160,575	C$150,000
change	nil	+26,057	+26,057	+C$161,091	

Options Held: 0 (Director option grants were discontinued in 2003)



William A. Etherington, 68
Toronto, Ontario, Canada
Director since 2001
Independent[1]

Mr. Etherington is a Corporate Director and the retired Chairman of the Canadian Imperial Bank of Commerce. Prior to 2001, Mr. Etherington was Senior Vice-President and Group Executive, Sales & Distribution, IBM Corporation (a global information technologies company headquartered in Armonk, NY), and Chairman, President and Chief Executive Officer, IBM World Trade Corporation.

Areas of Expertise: Global Technology/Operations/Strategy/Sales and Marketing

MDS Board/Committee Membership	Attendance	Current Public Board Membership[9]
Board of Directors	13/13	Celestica Inc.
Human Resources & Compensation (Chair)	7/7	Onex Corporation
Corporate Governance & Nominating	4/4	

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2009	10,000	49,211	59,211	C$822,572	
2008	10,000	30,485	40,485	C$839,254	C$150,000
change	nil	+18,726	+18,726	-C$16,682	

Options Held: 15,500 (Director option grants were discontinued in 2003)



Robert W. Luba, 67
Toronto, Ontario, Canada
Director since 1996
Independent[1]

Mr. Luba is President of Luba Financial Inc. (an investment company in Toronto, Ontario). Prior to 1994, he was President and Chief Executive Officer of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Senior Vice-President of John Labatt Limited.[5]

Areas of Expertise: Global Financial/Operations/Strategy

MDS Board/Committee Membership	Attendance	Current Public Board Membership[9]
Board of Directors	13/13	Invesco Trimark Funds
Audit Committee	11/11	Softchoice Corporation
Human Resources & Compensation	7/7	

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2009	11,600	56,103	67,703	$933,575	
2008	11,600	36,502	48,102	C$997,154	C$150,000
change	nil	+19,601	+19,601	-C$63,579	

Options Held: 12,200 (Director option grants were discontinued in 2003)



James S. A. MacDonald, 64
Toronto, Ontario, Canada
Director since 2005
Independent[1]

Mr. MacDonald is Chairman and a Managing Partner of Enterprise Capital Management Inc. (an investment management company). He is also Non-Executive Chairman of Cormark Securities Inc.

Areas of Expertise: Financial/Capital Markets/Strategy

MDS Board/Committee Membership	Attendance	Current Public Board Membership[9]
Board of Directors Ex-officio member of all standing committees	13/13	Cinram International Income Fund Cymbria Corporation Superior Plus Inc.

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2009	-	60,891	60,891	C$738,618	C$1,000,000[6]
2008	-	25,584	25,584	C$530,356	
change	nil	+35,307	+35,307	+C$208,262	

Options Held: 0 (Director option grants were discontinued in 2003)



Mary A. Mogford, 65
Newcastle, Ontario, Canada
Director since 1998
Independent[1]

Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario. Ms. Mogford was made a Fellow of the Institute of Corporate Directors (ICD) in 2002 in recognition of her contribution to corporate governance in Canada and in 2004 she was one of the first directors accredited to the ICD/Rotman School of Management Directors Education Program.

Areas of Expertise: Human Resources/Government/Governance/Strategy

MDS Board/Committee Membership	Attendance	Current Public Board Membership[9]
Board of Directors	13/13	Potash Corporation of Saskatchewan
Corporate Governance & Nominating (Chair)	4/4	
Human Resources & Compensation	6/7	
Environment, Health & Safety	2/3	

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2009	13,150	31,405	44,555	C$709,868	C$150,000
2008	13,150	22,519	35,669	C$739,418	
change	nil	+8,886	+8,886	-C$29,550	

Options Held: 12,200 (Director option grants were discontinued in 2003)



Gregory P. Spivy, 40
San Francisco, California, USA
Director since 2008
Independent[1]

Mr. Spivy is a Partner of ValueAct Capital. (a San Francisco-based investment partnership). Prior to September 2004, Mr. Spivy was with Gryphon Investors (a private equity fund).

Areas of Expertise: Global Capital Markets/Strategy/Financial/Governance

MDS Board/Committee Membership	Attendance	Current Public Board Membership[9]
Board of Directors	13/13	KAR Auction Services, Inc.
Corporate Governance & Nominating	4/4	
Human Resource & Compensation	7/7	

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2009	-	33,029	33,029	C$318,666	C$150,000
2008	-	8,581	8,581	C$177,884	
change	nil	+24,448	+24,448	+C$140,782	

Options Held: 0 (Director option grants were discontinued in 2003)



Mr. West is Chief Executive Officer of MDS Inc. and President, MDS Nordion.				
Areas of Expertise: Global Life Sciences/Operations/Strategy				

MDS Board/Committee Membership	**Attendance**[7]	**Current Public Board Membership**[9]
n/a		-

Securities Held

Year	Common Shares	DSUs/ RSUs/ PSUs[8]	Total Common Shares and DSUs/RSUs/PSUs	Total At-Risk Value of Common Shares and DSUs/RSUs/PSUs	Minimum Ownership Requirement
2009	-	96,199	96,199	C$884,069	
2008	n/a	n/a	n/a	n/a	C$705,800
change	nil	+96,199	+96,199	+C$884,069	

Options Held: 131,500 (options granted as an executive officer)

Steven M. West, 57
Ottawa, Ontario, Canada
Director since 2010
Related[4]

1. Each of the directors, other than Steve West, has been determined by the Board to be free of any relationship which could materially interfere with his or her ability to act in the best interests of the Company and to meet the criteria to be considered independent as described in the corporate governance guidelines of the Ontario Securities Commission National Policy 58-101 and New York Stock Exchange corporate governance rules.

2. Independent directors have the option of receiving their compensation in the form of DSUs" under the MDS Deferred Share Unit Plan for Non-Executive Directors ("Plan"). Dr. Anderson's DSUs in 2009 include DSUs paid to him with respect to his membership on the Scientific Advisory Board of the Company.

3. For the purpose of determining the value of the equity investment of a director in the Company at any time, the value of the DSUs or Common shares held by a director is based upon the higher of the acquisition cost of the DSUs or Common shares and the market value of the Common shares held, or Common shares represented by DSUs held under the Plan. For 2009, the value of Common shares and DSUs is based on the acquisition cost. For 2008, the value of Common shares and DSUs is based on the market value (the highest share price for the six-month period ending October 31, 2008 - C$20.73).

4. Steve West, the Chief Executive Officer of the Company, will be the only non-independent director. His share ownership requirement is based on two times of his annual salary over the last three fiscal years.

5. Mr. Luba was an independent director of Safety-Kleen Corp., a New York Stock Exchange listed company, which filed for bankruptcy in 2000.

6. Mr. MacDonald was appointed Chairman of the Board in November of 2008. Mr. MacDonald's minimum ownership requirements increased to C$1,000,000 (being 5x his Chairman's retainer of C$200,000). Mr. MacDonald will have until November of 2011 to meet such requirements.

7. In fiscal 2009, Steve West attended Board Meetings as an Officer of MDS Inc.

8. As an employee director, Mr. West does not participate in the Plan. Mr. West's DSUs, restricted share units ("RSUs") and performance share units ("PSUs") are issued in his capacity as Chief Executive Officer (see *Executive Compensation* section on page 25).

9. Based upon information provided by each of the nominees there are no board interlocks.

Appointment of Auditors

The management nominees named in the enclosed Form of Proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditors of the Company, to hold office until the next Annual Meeting of Shareholders. Ernst & Young LLP has served as the Company's auditor for more than five years.

Auditor Evaluation

The Audit Committee reviews, with senior financial management and the auditors, on an annual basis, the performance of the auditors and auditor independence and rotation. In fiscal 2007, a new audit partner at Ernst & Young LLP was appointed as audit partner for the Company's account. Another Ernst & Young LLP partner, independent of the Company's account, is also responsible for reviewing all significant accounting and audit decisions.

During fiscal 2009, Ernst & Young LLP served as the auditor of MDS and was also the auditor for the subsidiaries of the Company that required a separate audit opinion to be rendered on their entity financial statements for statutory or other reasons.

In 2003, the Audit Committee of the Board approved a policy that determined and limited the types of engagements on which the services of Ernst & Young LLP might be used. Such services are limited to the types of engagements for which a summary of fees for the last two years is provided below. The engagement of Ernst & Young LLP, and the fees to be charged for such services are subject to pre-approval by the Audit Committee.

The fees, including out-of-pocket expenses, for all services performed by the auditors for the years ended October 31, 2009 and October 31, 2008 are set out below.

	2009 (\$000s)	2008 (\$000s)
Audit services	4,853	6,100
Audit-related services	2,301	872
Tax services	285	271
Total	**7,439**	**7,243**

In fiscal 2009, the Company paid additional fees related to services rendered for fiscal 2008 in the amount of \$1,070 (Audit services: \$871, Audit-related services \$165 and Tax services \$34) that are not reflected in the table above.

Audit Services – an audit engagement is one in which Ernst & Young LLP, or a foreign affiliate, has been hired to render an audit opinion on a set of financial statements or related financial information. These engagements include the opinion issued on the consolidated financial statements of MDS, the opinions issued on subsidiaries of MDS as required by statute in certain jurisdictions, and opinions issued on the financial statements of subsidiaries or entities over which MDS exercises management discretion. The latter category includes audit opinions issued on Pension Plans established for the benefit of MDS employees.

Audit-Related Services – an audit-related engagement is one in which some sort of assurance is provided that is not an audit opinion or one which supports the ability of Ernst & Young LLP to render an audit opinion in an indirect manner. Such engagements include reviews of the interim financial statements, the reports of which are provided to the Audit Committee, accounting assistance and advice and translation services related solely to our filed financial reports. From time to time, Ernst & Young LLP may also be engaged to provide audit-related services in connection with acquisitions, including audits of transaction-date balance sheets and similar services.

Tax Services – a tax engagement is one in which Ernst & Young LLP has been engaged to provide tax services, including assistance with tax compliance and tax advice and planning. Tax compliance assistance is generally provided to the foreign subsidiaries of MDS and to certain entities that are controlled by MDS but in which there are other minority interests. Tax compliance services include assistance with the preparation and filing of tax returns, and assistance in dealing with tax audits. Tax advice and planning services are provided to the Company and many of its subsidiaries and relate to both income taxes and sales and use taxes.

Pre-Approval Policy for External Auditor Services – the Audit Committee has adopted processes for the pre-approval of engagements for services of its external auditors.

The Audit Committee's policy requires pre-approval of all audit and non-audit services provided by the external auditor. The policy identifies three categories of external auditor services and the pre-approval procedures applicable to each category, as follows:

(1) Audit and audit-related services – these are identified in the annual audit service plan presented by the external auditor and require

annual approval. Changes to these fees are reported to the Audit Committee at least quarterly.

(2) Pre-approved list of non-audit services – non-audit services which are reasonably likely to occur have been identified and receive general pre-approval of the Audit Committee, and as such, do not require specific pre-approvals. The term of any general pre-approval is 12 months from approval unless otherwise specified. The Audit Committee annually reviews and pre-approves the services on this list.

(3) Other proposed services – all proposed services not categorized above are brought forward on a case-by-case basis and specifically pre-approved by the Audit Committee.

All fees paid to the independent external auditors for 2009 were approved in accordance with the pre-approval policy.

Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting. Shareholder proposals to be considered for inclusion in next year's Management Proxy Circular for the Company's 2011 Annual Meeting of Shareholders must be submitted no later than October 8, 2010.

Change of Name of the Company

In light of the Company's strategic repositioning and the ongoing focus on the Nordion business, management believes that it is appropriate to change the name of the Company from MDS Inc. to Nordion Inc. In the circumstances, management and the Board recommend that shareholders vote FOR the Special Resolution amending the Articles of the Company to change the name of the Company from MDS Inc. to Nordion Inc.

The Special Resolution must be approved by a vote of at least 66-2/3% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting.

Section 3: Disclosure of Compensation and Other Information

Directors' Remuneration

In fiscal 2009, 12 directors were independent and were remunerated by the Company solely in their capacity as directors. Stephen DeFalco, the former President and Chief Executive Officer of the Company, received no remuneration as a director.

Compensation for the independent directors is a combination of annual retainers, meeting fees and equity-based Deferred Share Units ("DSUs") as described below. Board fees are paid to all directors in Canadian dollars. Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings. Upon appointment or election, a director receives a DSU grant which is allocated over two years under the following schedule: one-third on the date of appointment; one-third on the first anniversary date; and, one-third on the second anniversary date. In addition to the appointment grant, a director also receives an annual grant of DSUs as noted below.

The Corporate Governance & Nominating Committee ("CG&NC") reviews director compensation every year and updates that compensation when it considers it appropriate or necessary to recognize the workload and responsibility of Board and committee members and to remain competitive with director compensation trends in North America. In fiscal 2009, the CG&NC, with the approval of the Board, deferred discussions regarding compensation and accordingly no increase in Board compensation was made.

In January 2009, the Company formed a special committee of the Board to further facilitate a focussed and thorough assessment of strategic alternatives available to the Company arising out of the strategic review process initiated in fiscal 2008, and to supervise and address any potential conflicts of interest of management that might arise in the context of any solicitation process involving all or parts of the Company's business. The special committee was comprised of four independent members of the Board: Jim MacDonald, William Anderson, Robert Luba and Greg Spivy. While not a formal member of the special committee, William Etherington was also significantly involved with the special committee on behalf of the HRCC.

The compensation payable to MDS's directors in 2009 for Board and standing committee service is described in the chart below.

	C$	US$
Annual retainer – **BOARD CHAIR**[1]	200,000	170,976
Annual retainer – **DIRECTOR**	30,000	25,646
Annual retainer – **COMMITTEE CHAIR**		
Audit	15,000	12,823
Human Resources & Compensation	7,000	5,984
Corporate Governance & Nominating	5,000	4,274
Environment, Health & Safety	5,000	4,274
Annual retainer – **COMMITTEE MEMBER**		
Audit	5,000	4,274
Human Resources & Compensation	3,000	2,565
Corporate Governance & Nominating	3,000	2,565
Environment, Health & Safety	3,000	2,565
Annual grant value of deferred share units (100% vested on grant date)	60,000	51,293
Each Board or committee meeting attended (in person or if held by telephone)	1,500 [2,3]	1,282
Appointment or Election grant value of deferred share units	100,000	85,488

1   The Chair of the Board also receives an annual grant of deferred share units equal in value to C$60,000. No additional retainers or meeting fees are paid to the Chair in his capacity as a director or as an ex-officio member of the committees.

2   In cases where Board or committee phone meetings are less than one hour, fees will not generally be paid. The Board or Committee Chair has the discretion to decide if business conducted in shorter meetings justifies fees being paid. Service on special purpose ad hoc committees is viewed as part of a director's overall responsibility and additional fees will not generally be paid. The Board has the discretion to vary this where necessary and has done so during fiscal 2009 in relation to the special committee.

3   Directors who reside outside of Ontario or Quebec and who are required to travel to Board or committee meetings held in Ontario or Quebec are paid a travel fee equal to C$1,500 in addition to the attendance fee. If a Board or committee meeting is held on consecutive days, the director is only paid one C$1,500 travel fee.

The total remuneration paid to independent directors during the fiscal year ended October 31, 2009 is set out in the following table:

Name	Board Retainer ($)	Standing Committee Member/ Chair Retainer ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Total Fees Earned ($)[1]	Share Based Awards ($)[2,3]	All Other Compensation ($)[4,5,6,7]	Total Compensation Paid ($)	Portion of Fees Taken in Cash or in DSUs
Paul S. Anderson	25,646	5,129	12,823	8,976	52,575	59,841	23,509	135,925	100% DSUs
William D. Anderson	25,646	12,823	16,670	12,823	67,963	51,293	62,513	181,768	100% Cash
William G. Dempsey	25,646	8,121	16,670	16,670	67,108	79,788	14,105	161,001	100% DSUs
William A. Etherington	25,646	8,549	16,670	14,105	64,971	51,293	55,781	172,044	100% DSUs
Robert W. Luba	25,646	6,839	16,670	21,799	70,955	51,293	62,513	184,760	100% DSUs
James S. A. MacDonald	170,975	-	-		170,975	51,293	-	222,268	100% DSUs
John T. Mayberry[8]	42,744	-	-	-	42,744		-	42,744	100% DSUs
Richard H. McCoy	25,646	6,839	10,259	14,747	57,490	51,293	-	108,783	100% DSUs
Mary A. Mogford	25,646	9,404	16,670	15,388	67,108	51,293	-	118,400	100% Cash
Kathleen M. O'Neill[9]	12,823	3,420	7,694	8,976	32,913		-	32,913	100% DSUs
Nelson M. Sims[9]	12,823	3,420	7,694	6,412	30,348		3,847	34,195	100% DSUs
Gregory P. Spivy	25,646	5,129	16,670	14,105	61,551	79,788	71,489	212,828	100% DSUs
TOTAL[10]	444,536	69,672	138,490	134,002	786,700	572,766	249,731	1,609,196	83% DSUs

1   10 of the 12 independent directors took all of their fees in DSUs. DSUs are payable in cash upon retirement of a director or, at the discretion of the Board, at a later date. Payment is based upon the five-day average closing price as at their retirement from the Board or, if payment is deferred, the five-day average closing price immediately prior to receipt of notice from the former director of his or her election to convert the DSUs to cash.

2   In lieu of stock options, upon initial appointment or election, a director receives a grant of C$100,000 in DSUs which are allocated over two years. Mr. Dempsey and Mr. Spivy received an instalment of the appointment grant in the amount of C$33,333 (US$28,495)

3   The directors receive an annual grant of C$60,000 (US$51,293) in DSUs. Dr. Paul Anderson also received an annual grant of C$10,000 (US$8,548) for his membership on the Scientific Advisory Board.

4   Dr. Paul Anderson received C$20,000 (US$17,098) in DSUs in connection with his membership on the Scientific Advisory Board for quarterly retainer payments.

5   William Anderson, Robert Luba and Greg Spivy received quarterly cash payments in the total amount of C$73,125 (US$62,513) for membership on the special committee. Payments will continue until the committee is dissolved. James MacDonald elected not to receive payments.

6   William Etherington received cash payments in the amount of C$65,250 (US$55,781) for extra time spent in respect of the work on the special committee.

7   Directors who reside outside of Ontario or Quebec and who were required to travel to Board or committee meetings held in Ontario or Quebec were paid a travel fee equal to C$1,500 (US$1,282) in addition to the attendance fee. If a Board or committee meeting was held on consecutive days, the director was only paid one C$1,500 (US$1,282) travel fee.

8   John Mayberry, who retired on November 18, 2008, received a quarterly retainer to January 31, 2009.

9   Kathleen O'Neill and Nelson Sims retired from the Board on March 12, 2009.

10   The directors do not receive pension benefits, perquisites or other annual compensation.

The following tables provide information on the number and value of each director's outstanding options and DSUs as of the end of the fiscal year.

Outstanding Director Option-Based Awards

Name	Option-Based Awards			
	Number of Securities Underlying Unexercised Options	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-The-Money Options[1] ($)
Paul. S. Anderson				
2003 Incentive Award	10,000	$18.57	1-Jul-2013	0
William D. Anderson	-	-	-	-
William G. Dempsey	-	-	-	-
William A. Etherington				
2002 Incentive Award	2,500	$21.71	19-Dec-2012	0
2001 Incentive Award	3,000	$18.90	20-Dec-2011	0
2001 Incentive Award	10,000	$18.98	1-Aug-2011	0
Robert W. Luba				
2002 Incentive Award	2,500	$21.71	19-Dec-2012	0
2001 Incentive Award	3,000	$18.90	20-Dec-2011	0
2000 Incentive Award	2,500	$22.00	22-Dec-2010	0
1999 Incentive Award	4,200	$13.95	9-Dec-2009	0
James S. A. MacDonald	-	-	-	-
John T. Mayberry[2]	-	-	-	-
Richard H. McCoy	-	-	-	-
Mary A. Mogford				
2002 Incentive Award	2,500	$21.71	19-Dec-2012	0
2001 Incentive Award	3,000	$18.90	20-Dec-2011	0
2000 Incentive Award	2,500	$22.00	22-Dec-2010	0
1999 Incentive Award	4,200	$13.95	9-Dec-2009	0
Kathleen M. O'Neill[2]	-	-	-	-
Nelson M. Sims[2]				
2002 Incentive Award	2,500	$21.71	19-Dec-2012	0
2001 Incentive Award	3,000	$18.90	20-Dec-2011	0
2001 Incentive Award	10,000	$20.00	1-May-2011	0
Gregory P. Spivy	-	-	-	-

1   Calculation is based on the closing share price of $7.97 on the New York Stock Exchange at October 31, 2009 (C$8.56).
2   John Mayberry retired from the Board on November 18, 2008. Kathleen O'Neill and Nelson Sims retired from the Board on March 12, 2009.

Outstanding Director Share-Based Awards

Name	Share-Based Awards[1]			
	Number of Units Granted in Fiscal 2009	Year-end Value of Units Granted[2] ($)	Number of Shares or Units That Are Outstanding[3]	Market Payout Value of Share Awards Outstanding[2,4] ($)
Paul. S. Anderson	10,367	82,627	51,799	412,838
William D. Anderson	8,886	70,823	20,178	160,819
William G. Dempsey	13,823	110,169	33,803	269,413
William A. Etherington	8,886	70,823	49,211	392,213
Robert W. Luba	8,886	70,823	56,103	447,139
James S. A. MacDonald	8,886	70,823	60,891	485,298
John T. Mayberry[5]	-	-	0	0
Richard H. McCoy	8,886	70,823	39,366	313,748
Mary A. Mogford	8,886	70,823	31,405	250,301
Kathleen M. O'Neill[5]	-	-	0	0
Nelson M. Sims[5]	-	-	36,996	294,862
Gregory P. Spivy	13,823	110,169	33,029	263,237

1   Share-based awards encompasses: (a) the annual grant of 8,886 units; (b) the Scientific Advisory Board grant of 1,481 units for Dr. Anderson; (c) the appointment grant installment of 4,937 units for Mr. Dempsey and Mr. Spivy.
2   Calculation is based on the closing share price of $7.97 on the New York Stock Exchange at October 31, 2009.
3   The directors' current DSU holdings in the Company.
4   DSUs were paid out during the year to Kathleen O'Neill and John Mayberry following their retirement. Nelson Sims has not yet elected to receive payment for his DSUs.
5   John Mayberry retired from the Board on November 18, 2008. Kathleen O'Neill and Nelson Sims retired from the Board on March 12, 2009.

Director Deferred Share Unit Plan

Directors have the option of electing to receive 100% of their total compensation, or 100% of their annual retainer, in the form of DSUs (the "Elected Deferral") under the MDS Deferred Share Unit Plan for Non-Executive Directors. During fiscal 2009, 10 of the 12 independent directors received all of their compensation in the form of DSUs.

Under the terms of the plan, on the last day of each fiscal quarter, the number of DSUs equal to the number of shares that could be purchased on the open market for a dollar amount equal to the Elected Deferral are credited to the account maintained by the Company for each independent director who has elected to participate in the plan. The price used to determine the number of shares credited to each account is equal to the five-day average closing price as at the last day of the fiscal quarter.

DSUs are converted to cash and paid out either when a director ceases to be a member of the Board or in special circumstances, at the discretion of the Board, at a later date. The plan terms provide that directors receive, net of any applicable withholdings, a lump sum cash payment equal to the number of DSUs standing to their credit under the plan, multiplied by the five-day average closing price as at their retirement from the Board or, if conversion and payment has been deferred, the five-day average price immediately prior to the date of receipt of the written request from the retired directors of their election to convert the units.

Director Ownership Guidelines and Directors' Ownership

The Board of Directors believes that ownership by directors is an important component in demonstrating both commitment to the Company and alignment with the interests of all shareholders. The MDS Board established in 2003 a guideline providing for each independent director to own shares in MDS (which include DSUs) with a value equal to 5.0 x his/her annual retainer. Directors are given three years from the date of election to the Board to accumulate such ownership position. To the extent the annual retainer is increased from time to time, directors are given three years from the date of such increase to accumulate any additional ownership required in respect of such increase.

As noted in the director biographies, as at October 31, 2009, eight of the nine independent director nominees exceed the minimum ownership requirements. Jim MacDonald, who became Chair in November 2008, is on track to meet such guidelines, and has until November 2011 to meet his minimum ownership requirements. Mr. West, who joined the Board on January 8, 2010, will have five years from the date of his appointment as Chief Executive Officer to meet the executive ownership requirements (see *Share Ownership* section on page 25).

Directors' and Officers' Liability Insurance

The bylaws of the Company provide for indemnification of the directors and officers, subject to certain limitations set out in the *Canada Business Corporations Act*, including that the directors and officers acted honestly, in good faith and with a view to the best interests of the Company. The Company has also entered into individual indemnity agreements with each of the directors.

MDS provides insurance for the directors and officers of the Company, its affiliates and subsidiaries against liability incurred by them in their capacity as directors or officers of the Company, its affiliates and subsidiaries.

The insurance policy provides coverage to a total limit of $140,000,000 for the protection of the personal liability of the directors and officers and includes insurance to reimburse the Company for its indemnity of its directors and officers up to a limit of $100,000,000 per loss. In addition, the Company maintains a Side A policy in the amount of $40,000,000 which is reserved solely for the directors and officers. Each loss or claim for which the Company seeks reimbursement is subject to a deductible of up to $2,000,000 payable by the Company. The total annual premium for the directors' and officers' liability policy is $1,600,000, which is paid in full by the Company.

Statement of Executive Compensation

This disclosure is intended to communicate the compensation provided to MDS's Chief Executive Officer (the "CEO"), the Chief Financial Officer (the "CFO") and the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"). For 2009, these executives include: the COO, MDS Inc. & President, MDS Nordion; President, MDS Analytical Technologies; Executive Vice-President, Corporate Development & General Counsel; and President, MDS Pharma Services. MDS believes it is in the interest of shareholders to disclose an additional executive who would otherwise not be named, in order to include the COO, MDS Inc. & President, MDS Nordion.

Company Strategic Direction

As previously announced in 2009, MDS undertook a strategic review of the company and two of three business units consisting of MDS Analytical Technologies and MDS Pharma Services Phase II–IV (Late Stage) operations have been sold. The Company is currently in a due diligence process with potential buyers for the MDS Pharma Services Early Stage operations. MDS Nordion will continue operations and become a stand alone corporate entity. Steve West, who was previously COO, MDS Inc. & President, MDS Nordion, was announced as the CEO of MDS Inc., following Stephen DeFalco's departure on January 8, 2010. In addition to changes associated with the strategic review of the Board of Directors, the HRCC remained focused on their work plan during the year to maintain appropriate oversight and governance of compensation programs for both the current and future executives.

Compensation Committee

The Board of Directors has delegated responsibility for the oversight, review and approval of senior management's compensation philosophy and practices to the Human Resources & Compensation Committee ("HRCC"). In alignment with this mandate, the HRCC reviews Company and senior management performance, makes recommendations to the Board of Directors on compensation for the Chief Executive Officer and approves the compensation for the Chief Executive Officer's direct reports, including the Named Executive Officers. The members of the HRCC in 2009 are William Etherington (Chair), Robert Luba, James MacDonald (ex officio), Mary Mogford, Nelson Sims and Gregory Spivy, each of whom is an independent director. Nelson Sims served as a member of the Committee until March 2009 when he did not stand for Board re-election. The Board as a whole reviews the recommendations of the HRCC and gives final approval on compensation for the Chief Executive Officer.

In its review process, the HRCC relies on input from management on the assessment of executives and Company performance relative to plan. On a semi-annual basis the Company typically undertakes an extensive review and assessment of its senior talent pool and reports its findings to the HRCC. The assessment and review focuses on performance measurements for business units and senior management. Annually, the CEO, with HRCC input, presents the Board of Directors with an enterprise-wide succession plan, including a detailed assessment of the senior management talent pool. During the compensation review process, the Chief Executive Officer presents the HRCC with the talent assessment, performance results and compensation recommendations, including comparisons to market data. Due to the MDS strategic repositioning activities, this review was not held in fiscal 2009.

The HRCC follows a comprehensive work plan such that a review of all elements of executive compensation and related areas occur on a regular basis. To ensure appropriate governance is followed when approving payments for incentive plans, the Audit Committee also reviews results prior to HRCC approval. The HRCC work plan, including key review topics and timing, is set out below:

HRCC Annual Work Plan

January	March	June	September	December
• HRCC Charter • Independent Consultant Annual Assessment • New Trends In Executive Compensation	• Executive Compensation Program Terms • Retirement Plans	• Compensation Benchmarking • Talent and Succession Plans • Stock Option Grant	• Compensation Strategy • Incentive Plan Design • Share Ownership • Executive Terms and Conditions	• Financial Results for Incentives (looking back) • Salary Review • MTIP Grants • CEO Performance Goals and Results • Performance Targets *(looking forward)*

Audit Committee
Review of Results

Independent Advice

The HRCC has engaged Towers Perrin (now known as Towers Watson) since May 2006 as its executive compensation consultant to provide independent advice to the HRCC on all matters relating to the CEO and other executive compensation. The recommendations and advice from Towers Perrin include compensation practices and programs in the global life sciences industry and market competitive compensation data for the Chief Executive Officer and his direct reports. In addition, Towers Perrin has provided valuations to the Company's Finance group for expensing certain historical grants under the executive equity programs that have now expired. Towers Perrin attended all of the HRCC meetings during the year.

Total fees and expenses paid to Towers Perrin in fiscal 2009 for its role as advisor to the HRCC were approximately $394,738. In order to provide an independent view, Towers Perrin does not provide consulting services for MDS other than their executive compensation mandate and as a result did not receive any other compensation from the Company. If the Company requests additional work unrelated to their executive compensation practice, Towers Perrin cannot accept the request without pre-approval by the Chair of the HRCC.

Compensation Discussion and Analysis

MDS operates a global life sciences company in a very competitive industry. To meet the challenges of running a complex business with three distinct business units, MDS designs programs under the direction of the HRCC to compensate executives in a strong pay-for-performance culture which directly links incentive rewards to both financial and individual performance. Executive compensation programs must be competitive with other companies in order to attract and retain the senior leadership required to build the Company.

The objectives of our pay-for-performance approach are to:

- align the interests of management with those of shareholders, and
- provide for payments when financial targets are achieved

The talent management and compensation review process promotes the differentiation of compensation paid to executives based on yearly performance and long-term potential. Talent review sessions are held semi-annually and the review and assessment of the senior talent pool is shared with the HRCC semi-annually, and with the Board of Directors on an annual basis. Base salary, annual incentive payouts and equity compensation paid in the form of performance share units and stock options reflect the performance differentiation, with a greater proportion of equity compensation paid to high potential, high performing executives.

The pay philosophy of the Company incorporates a strong pay-for-performance approach by providing competitive cash compensation and benefits with upside potential that is linked directly to shareholder-value creation. In general, the Company's "target positioning" provides competitive pay (fiftieth percentile to the market) for achieving target or expected performance, with above average pay when the Company has achieved exceptional performance when measured against its business plan or competitive performance benchmarks. The HRCC also conducts periodic reviews of compensation practices to establish competitive and reasonable programs to meet the Company's objectives.

The total compensation program for senior management incorporates a pay-for-performance approach that is composed of the following components: "fixed compensation" that includes base salary, benefits and retirement programs and "performance-related compensation" that includes annual, mid-term, and long-term incentive plans. At the executive levels, the highest weighting of the total compensation package is performance based and is "at risk". Rewards are contingent on organizational performance to ensure a strong alignment with shareholders' interests.

Peer Group Companies

The HRCC benchmarks all elements of executive compensation at the market median or fiftieth percentile against a peer group of U.S.-based life sciences companies. The companies named below were selected because MDS competes with them for customers, employees and investors. In addition, their revenues range from approximately $500 million to $3 billion which means they are generally similar to MDS and the scope of the peer group executive jobs are considered similar in nature to the responsibilities of MDS executives. The peer group is comprised of:

Beckman Coulter Inc.	Patheon Inc.
Charles River Laboratories International Inc.	PerkinElmer Inc.
Covance Inc.	Pharmaceutical Products Development, Inc.
InVentive Health Inc.	Sigma-Aldrich Corporation
Life Technologies Corp.	Steris Corporation
Millipore Corporation	Thermo-Fisher Scientific, Inc.
Parexel International, Corp.	Waters Corporation

Peer group information is obtained from proxy circular disclosure for the CEO and CFO; however, not all positions held by Named Executive Officers are among the most highly compensated in all peer group companies, so comparable compensation information may not be available from them in the proxy materials. In these instances, the HRCC also reviews compensation data obtained from the Towers Perrin U.S. Compensation Data Bank survey. For 2009, we used a cross-industry comparator group of 89 companies from the data bank with revenues generally ranging from $500 million to $3 billion. The Committee compares job-specific survey information for salaries, as well as short and long-term incentive plans of similar sized companies to MDS. The information from both the peer group and the survey data is reviewed by the Committee to obtain background on compensation practices for companies of similar size and complexity as well as to determine that the pay levels of executives are competitive.

The 89 cross-industry comparator companies are:

A.O. Smith	Endo Pharmaceuticals	Oak Ridge National Laboratory
Advanced Medical Optics	Fleetwood Enterprises	Omnova Solutions
Alpharma	Furniture Brands International	PerkinElmer
Ameron	GATX	Plexus
AMETEK	Global Crossing	Polymer Group
Applera	H.B. Fuller	PolyOne
AptarGroup	Hayes Lemmerz	Rayonier
Autodesk	Hercules	Regal-Beloit
Barr Pharmaceuticals	Herman Miller	Revlon
Beckman Coulter	Hexcel	RF Micro Devices
Bio-Rad Laboratories	HNI	Schweitzer-Mauduit
Blyth	Hologic	Scotts Miracle-Gro
Brady	IDEX	Service Corp International
Cabot	IMS Health	Sigma-Aldrich
Callaway Golf	International Flavors & Fragrances	Snap-on
Celgene	Invitrogen	SRA International
Cephalon	King Pharmaceuticals	Tellabs
Chesapeake	KLA-Tencor	Teradata Corporation
Cincinnati Bell	Lam Research	Terra Industries
Columbia Sportswear	La-Z-Boy	Texas Petrochemicals
CONSTAR International	Marvell Technology Group	Thomas & Betts
Convergys	Memorial Sloan-Kettering Cancer Center	Toro
Cooper Tire & Rubber	Metavante Technologies	Tupperware
Corporate Executive Board	MetroPCS Communications	Unifi
Covance	Millennium Pharmaceuticals	Virgin Mobile USA
Crown Castle	Millipore	Warnaco
Cubic	Mine Safety Appliances	Watson Pharmaceuticals
Curtiss-Wright	Mueller Water Products	West Pharmaceutical Services
Dentsply	National Semiconductor	Xilinx
Donaldson	Novell	

Towers Perrin provided Canadian data from their Compensation Data Bank based on the following companies as the benchmark for recommending the salary and AIP target increase for Steve West upon assuming the position of COO, MDS Inc. on September 15, 2009. The selected benchmark companies are:

Cogeco Cable	Menu Foods Income Fund	Sierra Wireless
Great Canadian Gaming Corporation	Open Text	SunOpta
High Liner Foods	Patheon	TimberWest Forest
IAMGOLD	SFK Pulp Fund	Uni-Select
MacDonald Dettwiler & Associates	ShawCor	

The Named Executive Officers are paid in local currency based on the country of residence. In order to compare against U.S. information from the peer group, those executives paid in Canadian currency have their compensation converted to U.S. dollars based on an exchange rate averaged over 12 months at the time of comparison. The HRCC applies this timeframe to reduce the impact of short-term volatility between the two currencies.

The following chart sets out the executive compensation programs and corresponding performance linkage.

Element	Form	Business Performance Linkage	Performance Period	Determination
Base Salary	Cash	Market competitive base pay	One year	• Salary benchmarking at market median • Individual performance determines pay level
Annual Incentive	Cash	To incent performance in terms of adjusted EBITDA, revenue growth and working capital days per the business plan	One year	• Various combinations of corporate and business unit results, depending on position • Individual results • Measured against Board of Director approved targets
Mid-Term Incentive	Performance Share Units ("PSUs")	To incent performance in terms of cash EPS growth compared to competitive performance benchmarks	Typically three years, released or paid at end of the period	• Each PSU entitles the holder to receive one share of MDS on the release date, or an equivalent cash payment • Initial grant value is based on market median compensation and individual performance • Number of shares vested varies 0-200% based on performance metric in year three relative to the HRCC approved target • Final value is based on the share price at time of release or payment
Long-Term Incentive	Stock Options	To incent performance in terms of improved share price	Vest at a rate of 33-1/3% annually over the first three years with a seven-year term	• Initial grant value is based on market median compensation and individual performance • Final value is based on share price at time of exercise relative to the strike price, which is the closing market price on the business day on/or prior to the date of the grant
Benefits	Health, dental, pension, life insurance and disability programs	Market competitive retirement, health and welfare support	n/a	• Based on market median in local geography

2009 Executive Compensation Programs

In 2009, the HRCC followed the process outlined above in that they reviewed the compensation practices of both the Peer Group competitors and general market survey data to arrive at an executive compensation framework for senior management at MDS, which defines base salary ranges and performance-related pay opportunities for each level of executive. The compensation framework reflects the compensation philosophy and market positioning described previously; that is, competitive pay (fiftieth percentile to the market) for achieving target or expected performance, with above-average pay when the Company has achieved exceptional performance when measured against its business plan or competitive benchmark performance. Executives are compared, based on their accountability and work complexity, with similar positions in the Company's peer groups. The following table is a summary of the executive compensation framework applicable to the Named Executive Officers. Note all values in this document are in US dollars at the exchange rate of C$1 = US$0.854876.

Role	Base Salary Range ($000s)		Target Incentive (% of Salary)	Target Equity (% of Salary)	Target Total Direct Compensation ($000s)		
CEO	650	- 750	100%	300%	3,500	-	4,000
EVP	300	- 400	50%	120%	810	-	1,080

Following a review of the framework, the HRCC established a target compensation package for each of the Named Executive Officers as shown below. Based on the target compensation package established by the HRCC as discussed earlier, the target AIP represents the following percentage of total target compensation:

- CEO – 19%
- Other named executives – 19%

Target Compensation

Name	Base Salary	Cash Incentive		Equity Awards		Total Target Compensation
	$	%	$	%	$	$
S. DeFalco[1]	703,563	100	703,563	300	2,250,000	3,657,126
D. Prince	363,322	50	181,661	120	435,987	980,970
A. Boorn	320,579	50	160,289	120	384,694	865,562
K. Horton	355,000	50	177,500	120	426,000	958,500
S. West[2]	341,950	50.85	173,882	120	410,340	926,173
D. Spaight	350,000	50	175,000	120	420,000	945,000

[1]   CEO Equity is calculated from the market benchmark salary of $750,000, not actual salary
[2]   Mr. West's Base Salary and Cash Incentive Target are pro-rated to reflect his salary and AIP increase on October 1, 2009

Each year, the HRCC reviews the individual salaries of the Named Executive Officers as well as other senior management. Adjustments are made where necessary to reflect market competitiveness (with reference to the median of the peer groups), individual performance, responsibility and experience. The HRCC approved a small salary increase for only Ken Horton at the beginning of calendar 2009. Steve West was promoted to COO, MDS Inc. and President, MDS Nordion in September 2009 and given a salary increase of C$42,000 and new AIP target of 60% from 50% on October 1, 2009 to recognize his expanded scope of responsibility. This salary increase was put in place as an interim step in respect of his future role as CEO. The HRCC reviewed benchmarking data presented by Towers Perrin in determining his salary and AIP target increase.

Performance Pay
Annual Incentive Plan

The annual incentive plan is a cash performance plan under which a payment is made to senior management following the end of the Company's fiscal year, based on the achievement of established financial goals and individual performance. The HRCC and the Board of Directors review Company and individual performance and have final approval on the annual incentive to be paid to each executive. For fiscal 2009, payments under the annual incentive plan were based on financial performance at the business unit level for business unit executives, and at the enterprise-wide level for corporate executives.

Based on the pay-for-performance philosophy previously discussed, both business and individual performance impact the incentive payment. Actual financial performance relative to the Annual Plan as approved by the Board of Directors typically determines the base incentive earned for financial results. The base incentive is multiplied by an individual performance factor ranging from 0 to 125% to determine the final incentive payment. Annual target incentive awards are determined as a percentage of base salary. The target incentive as a percentage of salary is unchanged from 2007 for all named executives, except for Steve West as previously discussed. The maximum incentive that can be paid to any executive is 200% of target incentive.

The incentive formula is set out below:

Target Payment %	x	Business Performance Factor 0 – 200%	x	Individual Performance Factor 0 – 125%	x	Eligible Earnings	=	AIP $ Payment

The business performance factor for 2009 is based on financial performance relative to non-GAAP operational metrics for EBITDA, working capital and revenue growth. The EBITDA targets are based on adjusted EBITDA as reported in the MD&A; however the EBITDA used in the annual incentive plan also excludes the costs or gains associated with the mid-term incentive program ("MTIP"), which is described in the equity plan section of executive compensation, and unrealized embedded derivative gains or losses. These two items are excluded as they may vary significantly based on MDS stock price and foreign exchange changes that are not necessarily related to operating performance in the year. Working capital performance is measured using working capital days which is calculated as an average of the sum of accounts receivable, unbilled revenue, inventories and prepaid expense, less accounts payable, accrued liabilities and deferred revenue adjusted for certain items, primarily those adjusted for in the calculation of EBITDA, divided by annualized revenue. Revenue growth is defined as the year-over-year growth of net revenue, excluding the impact of foreign exchange ("F/X") movements, acquisitions and divestures. The business performance factor for 2009 was based on the achievement of days of working capital (25% weighting), revenue growth (25% weighting) and adjusted EBITDA (50% weighting). All internal business plan targets, including the operational metrics used in the annual incentive plan targets, are approved by the Board of Directors at the beginning of the fiscal year at a level which, if achieved, will help generate value to our shareholders. The Audit Committee reviews the performance of each line of business against their respective target at the end of the year, and following Audit Committee review, the HRCC then reviews those results as applied to the incentive calculation.

At the meeting on June 23, 2009, in recognition of the significant amount of effort and resources required for the business unit divestitures, the HRCC approved a minimum 50% base incentive payout, or better if higher results were earned by the business unit, for named executives including the CEO. The HRCC made this decision in light of external influences out of management's control that were impacting business results including Atomic Energy of Canada Limited's ("AECL") National Research Universal Reactor ("NRU") shutdown (Nordion), the economic recession (all), customer mergers (Pharma & AT), Biotech funding (Pharma & Nordion), market rumours regarding special committee activities (Pharma), and management's focus on divestitures. The Committee also recognized that management has historically not requested a change to targets.

The HRCC determined the following business performance factors were applied for 2009:

2009 AIP Business Performance Factor	Working Capital (days)		Revenue Growth (%)		EBITDA ($ million)		Final Payout Factor
	Target	Result	Target	Result	Target	Result	
Corporate	39	34	4.9%	-12.3%	174.3	89.7	0.50
MDS Analytical Technologies	59	59	2.1%	-11.9%	95.6	59.6	0.50
MDS Nordion	24	30	7.4%	-10.1%	101.2	72.7	0.50
MDS Pharma Services	46	33	7.0%	-15.4%	19.6	-0.6	0.50

The final calculated payout factor for Corporate and Pharma Services was in the amount of 0.50. Analytical Technologies and Nordion earned a payout factor less than 0.50 and were paid out based on the approved minimum of 0.50.

In 2009, the HRCC assessed the overall performance of the Chief Executive Officer on the basis of his contribution as set out in the following chart.

2009 CEO Performance Goals and Results

Performance Category	Goals	Achievement Relative to Goal
Deliver on Financial Plan	• Meet specified profit adjusted (EBITDA) objectives • Meet specified working capital days objectives • Meet specified revenue growth objectives (adjusted for FX & acquisitions/divestures)	• Organic revenue declined 12% year-over-year and 18% to Plan primarily due to economic softness and AECL's unexpected and prolonged NRU shutdown • Adjusted EBITDA down 37% from prior year and 49% to plan primarily driven by lower revenue • Working capital days improved 19% year-over-year and 13% to plan driven by accounts receivable and inventory performance
Support Analysis and Execution of Strategy Alternatives	• Assess all strategic options and execute any chosen option(s) in difficult capital market environment • Build consensus with Board of Directors	• Successfully drove multi faceted process that explored all avenues of value creation
Strengthen Underlying Businesses	• Prosecute legal dispute with AECL • Accelerate shift to Asia in Analytical Technologies • Improve time to market cadence for new products at Analytical Technologies • Drive for improved forecasting at Pharma Services • Improve underlying operational processes at Pharma Services	• Aggressively drove the legal suit with AECL • Accelerated the shift of Analytical Technologies production to Asia to improve EBITDA • Launched a number of new Analytical Technologies products • Improved cost controls and underlying forecasting process at Pharma Services

Given the unsatisfactory financial results, the HRCC and the Board spent a great deal of time discussing the CEO's performance against his 2009 objectives which were approved at the beginning of the fiscal year. It was agreed that a number of key strategic objectives had been achieved such as executing the strategic repositioning of the company and driving the legal suit with AECL. Additionally working capital days were significantly improved over 2008 and cost controls were implemented across all business units and functions to minimize costs. On balance, the individual performance factor was assessed as 1.0, which generated an annual incentive payment of $351,781 representing 50% of target payment.

For those executives who report directly to the CEO, the HRCC reviews and approves each executive's individual performance factor relative to business results and the individual's key accomplishments during the year. In light of the compensation opportunity provided by the Transaction Incentive Plan (as described on the following page) and the important emphasis on strategic initiatives during the year, it was decided to establish the Individual Performance Factor at 1.0 for all NEOs which generated an annual incentive representing 50% of target payment. After hearing recommendations from the CEO, the HRCC approved the incentive payable to the CEO's direct reports, based on the assessment of financial performance to plan and individual performance. The following table sets out the annual incentive plan parameters and the 2009 incentive earned for each of the Named Executive Officers.

Name	Target Payout (% of Salary)	Payout Range (% of Salary)	Target Award $	Financial Results (0–2.0)	Individual Performance Factor (0–1.25)	Actual Award (% of Target)	Actual Award ($)
S. DeFalco	100	0-200	703,563	0.5	1	50	351,781
D. Prince	50	0-100	181,661	0.5	1	50	90,831
A. Boorn	50	0-100	160,289	0.5	1	50	80,145
K. Horton	50	0-100	177,500	0.5	1	50	88,750
S. West	50.85	0-100	173,882	0.5	1	50	86,941
D. Spaight	50	0-100	175,000	0.5	1	50	87,500

Transaction Incentive Plan

The Board of Directors approved, in principle, a transaction incentive plan (the "Incentive Plan") on March 11, 2009, which was subsequently implemented on May 20, 2009. The Incentive Plan was designed to motivate and retain certain executive officers of the Company and to provide further incentive to these officers to assist in the evaluation and implementation of strategic alternatives available to the Company. Each of the named executive officers is a participant in the Incentive Plan. The Incentive Plan contemplates the establishment of an incentive pool (the "Incentive Pool") equal to 1% of the "enterprise value" of certain sale transactions, including the two sale transactions completed in 2009 (i.e. MDS Pharma Services Phase II-IV and Central Labs), the expected sale of MDS Analytical Technologies and the intended sale of MDS Pharma Services' early stage operations. Following the expected completion of all the above sale transactions, should that occur, the Incentive Pool would be expanded to include the residual enterprise value of the Company which includes a $26 million adjustment for the net indebtedness of the Company as that term is defined in the Incentive Plan. The Incentive Pool would be available for distribution to certain officers of the Company, including all of the named executive officers as follows: Eighty percent (80%) of the Incentive Pool is to be allocated to the participants according to percentages previously established by the Board, and the remaining twenty percent (20%) of the Incentive Pool (the "Discretionary Portion") will be allocated among the participants (and in exceptional circumstances only, to an employee who is not currently a participant) under the Incentive Plan at or prior to the closing of the Sale at the sole discretion of the Board. Any payments under the Incentive Pool will be made on the later of the close of the deal or March 2010, subject to earlier payment to an executive officer if the executive officer is terminated by MDS without "just cause" or resigns for "good reason" (each as defined in the Incentive Plan).

Equity Plans

MDS's mid-term and long-term equity-based incentives for senior executives consist of Performance Share Units ("PSUs"), stock options and performance stock options. Grants under the Mid-Term Incentive Plan ("MTIP") are in the form of performance share units and grants under the Long-Term Incentive Plan ("LTIP") are in the form of stock options and performance stock options. The equity mix between the two plans varies by executive level and targets a higher percentage of performance elements at the senior levels where there is a stronger influence on results. The governing principles of the equity programs are set out below:

- Executives are granted equity in the form of mid-term (MTIP) and long-term (LTIP) incentives on an annual basis.

- The weighting between MTIP and LTIP varies by work level with greater weighting on LTIP grants at the most senior levels.

- The CEO recommends and requests approval from the HRCC for equity (MTIP and LTIP) for grants to each of his direct reports, as well as for the aggregate equity pool to be granted to business unit and corporate employees.

- The equity grant for each executive is based on enterprise-wide business unit performance and individual performance, key skills and expected future contributions.

The following chart sets out the target equity incentive mix that is typically used in conjunction with the executive compensation architecture.

Role	Target Equity *(% of Salary)*	Target Equity Mix	Equity Type
CEO	300%	33% MTIP	Performance share units
		67% LTIP	Stock options
EVP	120%	60% MTIP	Performance share units
		40% LTIP	Stock options

Due to the work of the special committee of the Board regarding business unit divestitures, it was determined the Company was in possession of material undisclosed financial information. As a result, the Company operated in a continuous blackout period for the balance of the year and was unable to make a mid-year stock option grant, which typically occurs in June of each year. In addition, there was no fiscal 2009 MTIP grant which would have typically occurred in December 2009 for all executives, including the CEO.

Neither Mr. DeFalco nor any of the other Named Executive Officers received any cash payments in 2009 from the vesting of prior year equity grants. PSUs granted in 2006 did not vest by October 31, 2009 and were forfeited on the same date. The performance condition required to vest these performance share units was the attainment of a minimum share price of C$25.30 for 20 consecutive trading days prior to October 31, 2009. This share price was not achieved.

The following table summarizes the current Stock Option Plan with respect to options granted and options remaining in reserve for future grants as of October 31, 2009.

Plan Category	Common Shares to Be Issued upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options ($)	Common Shares Remaining Available for Future Issuance Under the MDS Inc. Stock Option Plan
Equity compensation plans approved by security holders	4,636,830	C$19.95, US$15.49	6,293,080
Equity compensation plans not approved by security holders	–	–	–
Total	4,636,830	C$19.95, US$15.49	6,293,080

In addition to the Stock Option Plan, the Company sponsors an employee share ownership plan under which employees can purchase MDS Common shares at the market price as traded on the Toronto Stock Exchange. Shares are purchased monthly on the last business day of each month. Employees can contribute 10% of their salary to an annual maximum contribution of $10,000 by payroll deduction. MDS will match up to 10% of their contribution to a maximum of $1,000.

Recoupment Policy

Recoupment provisions are in place under the Sarbanes-Oxley (SOx) legislation as well as in respect of contract provisions and the performance share unit grants. The objectives behind implementing clawback provisions in the plans are to either stop payments (severance) or require repayment of funds and cancel equity to support contract terms, as well as govern against intentional financial wrong doing. Recoupment may be applied in the following scenarios:

- SOx – Applicable to the CEO and CFO in the event of misconduct leading to a corporate financial restatement including both cash and equity incentive awards.

- Change In Control – In the event that an executive breaches any of the restrictive covenants contained in any non-competition and non-disclosure agreement that he/she executed with the Corporation, the Corporation will take whatever steps are required to recover the lump sum severance payment and equity payments. In addition, all outstanding stock options will be immediately cancelled.

- MTIP – In circumstances where the actions of the participant giving rise to Cause occurred prior to the vesting date, but were not discovered until after such date, the participant is required to re-pay to the Company an amount equal to payments previously made or the aggregate fair market value of shares.

- Executive Contracts (Termination) – In the event an executive breaches any of the restrictive covenants contained in the Employee Non-Competition, Non-Disclosure or Non-Solicitation terms, they will immediately forfeit all of the severance payment and outstanding options will be immediately cancelled.

In addition to the plan provisions listed above, the HRCC approved a more encompassing recoupment policy that was put into effect in 2009. At the December 4, 2008 HRCC meeting, a new Recoupment Policy was approved. This policy provides governance in alignment with market practices. It allows for the Company to recapture incentive pay and equity from an executive in certain circumstances where the executive caused or is a significant contributor to financial restatement. In the past, only the CEO and CFO were covered by such a policy under SOx. The new MDS policy will apply to all executives and executives are requested to sign off on this policy. All new contracts now include language reflecting this policy.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 in local currency invested in Common shares of the Company on October 31, 2004 on the Toronto and New York stock exchanges, with the cumulative total return of the S&P/TSX Composite Index and the NYSE Composite Index for the five most recently completed fiscal years. Dividends declared are assumed to be reinvested.

Executive payments were generally aligned to the trend on the following performance chart. As shareholders have felt the impact of reduced share prices in 2009, so too have the executives. As noted previously, Company performance in 2009 was below target for the annual incentive plan and for most business units, only a 50% payment was made in respect of this plan. The unvested portion of the MTIP performance unit grant made on October 31, 2006 expired and no payment was made in respect of this grant in 2009, nor did Company performance result in any partial vesting for the PSU grant made on December 7, 2007. All stock option grants to named executives have exercise prices that exceed the current stock price with the result that no value is available to the executives with stock options. In 2008, incentive payments were substantially below target, stock options were underwater, and no vesting of performance share units occurred. These results were in alignment with the decreased share prices. In 2007, incentive payments were above target and partial vesting of performance share units occurred. Rewards to executives in 2007 were higher in alignment with increases to shareholder value on the NYSE.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among MDS Inc., The S&P/TSX Composite Index
And The NYSE Composite Index



	10/04	10/05	10/06	10/07	10/08	10/09
MDS Inc. (TSX)	100.00	95.68	100.33	108.10	63.90	43.44
MDS Inc. (NYSE)	100.00	100.00	108.53	139.81	66.14	49.55
S&P/TSX Composite	100.00	119.13	144.95	176.00	120.83	139.84
NYSE Composite	100.00	113.51	136.99	164.46	99.11	113.49

☐ MDS Inc. (TSX) △ MDS Inc. (NYSE) ○ S&P/TSX Composite ✳ NYSE Composite

*$100 invested on 10/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending October 31.

Loans

The Company has established a policy that prohibits the granting of any new loans to employees. There were no outstanding loans to Named Executive Officers or directors of the Company as at October 31, 2009.

Share Ownership

The Company encourages share ownership for all of its employees through its Employee Share Ownership Plan. In addition, the Company established share ownership guidelines in 2003 for the Chief Executive Officer and his direct reports. The objective of the share ownership guidelines is to encourage such executives who have direct or oversight responsibility for MDS's overall performance to accumulate a meaningful ownership stake in MDS Common shares, to foster an ownership culture and to align their long-term interests with those of other MDS shareholders. The minimum shareholding requirements are 4.0 x base salary for the Chief Executive Officer and 2.0 x base salary for his direct reports. A revised Share Ownership Policy will be implemented for 2010 which will require the CEO of the Company to hold 2.0 x base salary in common shares or deferred share units.

For the purposes of the current guidelines, units granted under mid-term incentive plans (e.g. RSUs, PSUs and DSUs) are considered to be the equivalent of Company shares. It should be noted there is a risk of forfeiture with performance share units which can impact the degree of notional ownership in any given year. The Chief Executive Officer and his direct reports are allowed a period of five years from the date of policy implementation, or the date of hire/promotion if later, in which to accumulate the required level of share ownership. The HRCC monitors the level of share ownership on an annual basis. The following table sets out the number of Common shares, PSUs, DSUs and RSUs held by the Chief Executive Officer and the Named Executive Officers, the total at-risk value of such holdings, share ownership guidelines and requirements for such officers and the current status.

Share Ownership in Respect of Fiscal Year-Ended October 31, 2009

Executive	Common Shares[1] (#)	PSUs/RSUs /DSUs[2] (#)	Total Share Ownership[3] (#)	Total At-Risk Value of Share Ownership[4] ($000s)	Share Ownership Guideline	Share Ownership Requirement[5] ($000s)	Share Ownership Status[6]
S. DeFalco	0	251,100	251,100	2,197	4 x	2,979	Not yet achieved
D. Prince	2,536	75,000	77,536	678	2 x	669	achieved
A. Boorn	8,188	104,375	112,563	985	2 x	677	achieved
K. Horton	0	95,125	95,125	832	2 x	674	achieved
S. West	0	96,199	96,199	842	2 x	644	achieved
D. Spaight	0	55,000	55,000	481	2 x	681	Not yet achieved

1   Includes shares acquired through Company programs such as DPSP, GRSP and ESOP.

2   PSUs are included at target achievement and include the grant made in fiscal 2007 which expired on October 31, 2009.

3   Includes sum of Common shares and PSUs/RSUs/DSUs.

4   Based on highest share price for the six-month period ending October 31, 2009 of $8.75.

5   Based on three-year average salary as at October 31, 2009.

6   As at October 31, 2009, four Named Executive Officers achieved the required level of share ownership.

Executive Compensation
Compensation of Named Executive Officers

The following *Summary Compensation Table* sets forth the compensation earned by the Chief Executive Officer, the Chief Financial Officer and the four other most highly compensated executive officers of the Company, for services rendered in all capacities during the three fiscal years ending October 31, 2009. The values are based on the foreign exchange rate of the year of reporting, specifically C$1 = US$0.854876 in 2009, C$1 = US$0.97382 in 2008, and C$1 = US$0.90858 in 2007. Specific aspects of this compensation are dealt with in further detail in the tables that follow.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary[1] ($)	Share-Based Awards[2] (#)	Share-Based Awards[2] ($)	Option-Based Awards[3] (#)	Option-Based Awards[3] ($)	Annual Incentive Plans[4] ($)	Pension Value[5] ($)	All Other Compensation[6] ($)	Total Compensation ($)
S. DeFalco	2009	703,563	0	0	0	0	351,781	137,703	29,630	1,222,677
President &	2008	800,204	84,100	750,172	350,000	1,642,550	0	321,232	33,753	3,547,911
CEO	2007	730,877	75,000	947,378	400,000	2,044,666	1,481,531	158,231	38,132	5,400,815
D. Prince	2009	363,322	0	0	0	0	90,831	61,906	31,269	547,328
EVP, Finance	2008	409,526	35,000	312,200	48,000	225,264	33,110	94,281	35,082	1,109,463
& CFO	2007	230,963	20,000	252,634	70,000	355,178	223,147	50,129	83,309	1,195,360
A. Boorn	2009	320,579	0	0	0	0	80,145	61,159	31,078	492,960
President, MDS	2008	363,559	30,000	267,600	42,000	197,106	52,951	102,371	35,512	1,019,100
Analytical Technologies	2007	331,632	20,000	252,634	35,000	183,458	330,305	69,806	36,340	1,204,174
K. Horton	2009	353,333	0	0	0	0	88,750	65,007	31,840	538,930
EVP, Corporate Development	2008	342,500	30,000	267,600	42,000	197,106	34,500	100,198	31,840	973,744
& General Counsel	2007	315,764	17,000	214,739	50,000	255,891	315,764	63,705	33,028	1,198,890
S. West	2009	309,038	0	0	0	0	86,941	84,528	30,212	510,719
COO, MDS Inc. and President,	2008	346,875	30,000	267,600	36,000	168,948	287,618	98,369	34,005	1,203,415
MDS Nordion	2007	309,826	17,000	214,739	30,000	157,249	302,841	76,316	30,124	1,091,095
D. Spaight	2009	350,000	0	0	0	0	87,500	55,746	22,300	515,546
President, MDS Pharma	2008	345,833	15,000	133,800	42,000	197,106	0	47,675	22,300	803,715
Services	2007	325,000	20,000	252,634	35,000	201,917	130,000	66,216	10,800	1,041,567

1   Base salary earned by the Named Executive Officers for the fiscal year. There is no change from 2008 to 2009 C$ salary for Messrs. DeFalco, Prince and Boorn. The different values shown in the table are due to the currency exchange rate. (See prior summary write-up.) Mr. West's value reflects his promotion to Chief Operating Officer as well as the currency exchange rate fluctuation. Mr. Prince's 2007 value reflects his base salary pro-rated from his start date of March 12, 2007.

2   No share units were granted in 2009. For grants awarded in respect of fiscal 2008, the dollar value is based on the number of units multiplied by a share price of $8.92, the planning price used by the HRCC. The accounting share price for expense purposes is $6.36 which represents the closing share price on December 5, 2008. In 2007, the dollar value is based on the number of units multiplied by the closing share price at date of grant, multiplied by an expected value factor.

3   The options granted vest over a three-year period and expire after seven years. No options were granted in 2009. For grants awarded on June 17, 2008, the dollar value is based on the number of options multiplied by the planning share price of $18.05 used by the HRCC and a Black Scholes factor of 26%. The accounting share price for expense purposes is $15.91, which represents the closing price on June 17, 2008. The dollar value prior to 2008 is based on the number of options multiplied by the exercise price and a factor of 24.3% for the June 20, 2007 grant, 26.5% for the June 19, 2007 grant, 25.5% for the March 2007 hiring grant for Mr. Prince. For more details, see Long-Term Incentive Plan

4   Amounts in this column represent payments made under the Annual Incentive Plan. The fiscal 2007 incentive paid to Mr. Prince was pro-rated based on his hire date of March 12, 2007.

5   The Company contributes 15% of the total annual cash compensation as retirement contribution. See *Pension Plans* section for more details.

6   Other annual compensation consists of car allowance, financial planning and fitness membership paid during the fiscal year. In addition, for 2008 and 2009, premiums are included for the differential of programs not provided to other employees (Life Insurance of additional 1x salary and Accidental Death and Disability) for Messrs. Prince, Boorn and West. Differentiated benefit programs include Short-Term Disability, which does not incur a premium. No benefits were paid under this program in 2008. For Mr. Prince, the 2007 value includes his one-time signing incentive of $50,000.

The following chart sets out the outstanding stock option (LTIP) and share unit (MTIP) grants previously awarded to the named executives. The current stock market price is less than all exercise prices, and consequently stock options do not have any current value as at October 31, 2009. Share based awards are valued based only on the face value of the grant on October 31, 2009 without any other valuation factor.

Outstanding Share-Based Awards and Option-Based Awards

Name	Option-Based Awards				Share-Based Awards		
	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options[1] ($)	Number of Shares or Units that Have Not Vested[2]	Market Payout of Share Awards Not Vested at Minimum ($)	Market Payout Value of Share Awards Not Vested at Target[1] ($)
S. DeFalco							
2009 Incentive Awards	0	n/a	n/a	0	0	0	0
2008 Incentive Awards	350,000	US$15.91	17-Jun-15	0	84,100	0	670,277
2007 Incentive Awards	280,000	C$21.77	19-Jun-14	0	75,000	0	597,750
2007 Incentive Awards	20,000	C$20.68	20-Dec-13	0	-	-	-
2006 Incentive Awards	253,500	C$20.00	20-Dec-12	0	67,000[3]	0	533,990
2005 Incentive Awards	400,000	C$16.77	22-Apr-12	0	-	-	-
D. Prince							
2009 Incentive Awards	0	n/a	n/a	0	0	0	0
2008 Incentive Awards	48,000	US$15.91	17-Jun-15	0	35,000	0	278,950
2007 Incentive Awards	70,000	C$21.90	12-Mar-14	0	20,000	0	159,400
2007 Incentive Awards	-	-	-	-	20,000[3]	0	159,400
A. Boorn							
2009 Incentive Awards	0	n/a	n/a	0	0	0	0
2008 Incentive Awards	42,000	US$15.91	17-Jun-15	0	30,000	0	239,100
2007 Incentive Awards	35,000	C$21.77	19-Jun-14	0	20,000	0	159,400
2006 Incentive Awards	30,000	C$20.00	20-Dec-12	0	20,000[3]	0	159,400
2005 Incentive Awards	20,000	C$17.75	22-Dec-14	0	-	-	-
2004 Incentive Awards	20,000	C$19.65	10-Dec-13	0	-	-	-
2003 Incentive Awards	20,000	C$21.71	19-Dec-12	0	-	-	-
2002 Incentive Awards	17,500	C$18.90	20-Dec-11	0	-	-	-
2001 Incentive Awards	11,500	C$22.00	22-Dec-10	0	-	-	-
2000 Incentive Awards	8,760	C$13.95	9-Dec-09	0	-	-	-
K. Horton							
2009 Incentive Awards	0	n/a	n/a	0	0	0	0
2008 Incentive Awards	42,000	US$15.91	17-Jun-15	0	30,000	0	239,100
2007 Incentive Awards	35,000	C$21.77	19-Jun-14	0	17,000	0	135,490
2007 Incentive Awards	15,000	C$20.68	20-Dec-13	0	-	-	-
2006 Incentive Awards	35,000	C$19.28	1-Dec-12	0	20,000[3]	0	159,400
S. West							
2009 Incentive Awards	0	n/a	n/a	0	0	0	0
2008 Incentive Awards	36,000	US$15.91	17-Jun-15	0	30,000	0	239,100
2007 Incentive Awards	30,000	C$21.77	19-Jun-14	0	17,000	0	135,490
2006 Incentive Awards	22,500	C$20.00	20-Dec-12	-	20,000[3]	0	159,400
2005 Incentive Awards	14,000	C$17.75	22-Dec-14	-	-	-	-
2004 Incentive Awards	14,000	C$19.65	10-Dec-13	0	-	-	-
2003 Incentive Awards	15,000	C$18.58	31-Mar-13	0	-	-	-
D. Spaight							
2009 Incentive Awards	0	n/a	n/a	0	0	0	0
2008 Incentive Awards	42,000	US$15.91	17-Jun-15	0	15,000	0	119,550
2007 Incentive Awards	35,000	C$21.77	19-Jun-14	0	20,000	0	159,400
2006 Incentive Awards	30,000	C$22.49	27-Apr-13	0	20,000[3]	0	159,400

1. Calculation is based on a share price of $7.97 which is the closing price on October 31, 2009 on the New York Stock Exchange.
2. No share units were granted in respect of fiscal 2009. These share units exclude vested DSUs payable only on termination of employment.
3. These units had an expiry date of October 31, 2009 and have now been cancelled.

Incentive Plan Awards Value Vested or Earned During the Year

The table below provides information on the incentive plan awards that vested during 2009. There is no value vested to report in the following table for stock options in 2009 as the exercise prices are currently well above the market share price as of October 31. No share based awards were granted and no awards vested in the year, as the performance target from prior grants was not achieved.

| Name | Option-Based Awards | | | | | Share-Based Awards | | | Cash Awards |
	Grant Date	Number Granted	Exercise Price ($)	Number Vested	Value Vested During the Year ($)	Number Granted	Number Vested/ Expired in Current Year[1]	Value Vested During the Year ($)	Non-equity Incentive Plan Awards – 2009 AIP ($)
S. DeFalco									
2008 Incentive Awards	17-Jun-08	350,000	US$15.91	116,666	0	-	-	-	351,781
2007 Incentive Awards	19-Jun-07	280,000	C$21.77	93,333	0	-	-	-	
2006 Incentive Awards	20-Dec-06	20,000	C$20.68	6,667	0	40,000	20,000	0	
D. Prince									
2008 Incentive Awards	7-Jun-08	48,000	US$15.91	16,000	0	-	-	-	90,831
2007 Incentive Awards	12-Mar-07	70,000	C$21.76	23,333	0	25,000	25,000	0	
A. Boorn									
2008 Incentive Awards	17-Jun-08	42,000	US$15.91	14,000	0	-	-	-	80,145
2007 Incentive Awards	19-Jun-07	35,000	C$21.77	11,667	0	-	-	-	
2006 Incentive Awards	-	-	-	-	-	68,334	34,167	0	
2005 Incentive Awards	22-Dec-04	20,000	C$17.75	4,000	0	-	-	-	
K. Horton									
2008 Incentive Awards	17-Jun-08	42,000	US$15.91	14,000	0	-	-	-	88,750
2007 Incentive Awards	19-Jun-07	35,000	C$21.77	11,667	0	-	-	-	
2006 Incentive Awards	20-Dec-06	15,000	C$20.68	5,000	-	45,000	22,500	0	
S. West									
2008 Incentive Awards	17-Jun-08	36,000	US$15.91	12,000	0	-	-	-	86,941
2007 Incentive Awards	19-Jun-07	30,000	C$21.77	10,000	0	-	-	-	
2006 Incentive Awards	-	-	-	-	-	58,334	29,167	0	
2005 Incentive Awards	22-Dec-04	14,000	C$17.75	2,800	0	-	-	-	
D. Spaight									
2008 Incentive Awards	17-Jun-08	42,000	15.91	14,000	0	-	-	-	87,500
2007 Incentive Awards	19-Jun-07	35,000	21.77	11,667	0	-	-	-	
2006 Incentive Awards	27-Apr-06	30,000	22.49	10,000	0	56,250	56,250	0	

[1]   These units had an expiry date of October 31, 2008 and have now been cancelled.

Pension Plans

Each of the Named Executive Officers participates in a company-paid defined contribution pension arrangement. For all named executives including the CEO, the Company contributes 15% of total cash compensation defined as salary plus previous year's incentive payment to a pension account.

For Messrs. DeFalco, Prince, Boorn and West, the maximum amount allowed by the *Income Tax Act* is contributed to a Canadian registered pension plan and the balance is paid in the form of cash through bi-weekly pay deposits. The Canadian plan allows employees to choose how contributions are invested on their behalf from a range of investment options provided by a third-party fund manager. Mr Horton also holds a pension balance in the Canadian plan earned during his participation when he previously resided in Canada. His current contributions are made only to the U.S. plan.

Messrs. Horton and Spaight receive a contribution equal to 15% of his annual compensation. This is distributed across two retirement plan components: an amount is paid in the form of cash through bi-weekly pay deposits and the balance is allocated to an unfunded Supplementary Retirement Plan. Once the IRS maximum is exceeded, an unfunded Top Hat notional account is maintained. Top Hat earnings or losses are tracked against two investment options, the S&P 500 and the former Lehman Bond Fund which has been renamed the Barclays Aggregate Capital Fund. These two investment options are equally weighted for all participants. The earnings or losses are tracked each month and credited to the Top Hat accrual. The Top Hat account is not paid out to the participant until six months after leaving MDS. Earnings and losses are tracked during those six months. The pay out is processed through payroll and is taxable.

The following tables set out the retirement plan benefits.

2009 Retirement Plan Benefit Table (CANADA)

Name	Registered Plan Accumulated Value at Start of Year ($)	Compensatory Amount		Non-Compensatory Amount (Balance of Registered Plan Increase/ Decrease) ($)	Registered Plan Accumulated Value at Year End ($)	Total Accumulated Value + Excess Plan Contributions at Year End ($)
		2009 Registered Plan Contribution ($)	Cash Payment in Excess of Registered Plan			
S. DeFalco	54,286	18,807	118,896	6,290	79,384	198,280
D. Prince	26,899	18,807	43,099	8,131	53,837	96,395
A. Boorn	214,995	18,807	42,351	26,456	260,259	302,610
S. West	86,185	18,807	65,721	12,909	117,901	183,622
K. Horton	42,181	0	0	405	42,586	42,586

2009 Retirement Plan Benefit Table (U.S.)

Name	Accumulated Value at Start of Year ($)	Compensatory Amount		Non-Compensatory Amount (Balance of Account Increase/ Decrease ($)	Total Accumulated Value + Excess Plan Contributions
		2009 401(k) Plan Contribution ($)	2009 U.S. Top Hat Plan Contribution ($)		
K. Horton	102,612	26,300	38,707	26,256	193,875
D. Spaight	125,388	26,300	29,446	92,574	273,708

Employment Contracts and Termination of Employment

Employment contracts are currently in place for the CEO and each of the Named Executive Officers. The contracts set out the principal terms of the employment relationship with the Company, including the individual's overall role; the expectations of the Company around business practices including confidentiality, ethical behaviour and conflict of interest; and financial terms. In addition, the contracts detail the severance payments that will be provided on termination of employment and the consequent obligations of non-competition and non-solicitation.

Change in Control

The closure of the Analytical Technologies sale will constitute a Change In Control ("CIC") under the Company's CIC policy in fiscal 2010. Following the expected close of the Analytical Technologies sale, all executives will be eligible to be paid out under the provisions of the policy following the change in control. The CIC policy provides severance and other benefits to the participating executives only in the event that the executive is terminated without cause or terminates for good reason within 24 months following a change in control, or in anticipation of or preparation for change of control. The key policy parameters are set out below:

- Participation under the policy includes the Chief Executive Officer, the Chief Executive Officer's direct reports, and senior leaders in each of the businesses and at corporate headquarters who have either senior leadership roles or strategic responsibilities.

- If an executive is terminated without cause or terminates for good reason within 24 months following or in anticipation of a CIC, all PSUs held by such executive under the Company's Mid-Term Incentive Plan will be vested at target performance and such equity will be paid out following CIC based on the share price at the time of vesting in accordance with the terms and conditions of the MTIP. Stock options will accelerate and immediately vest. The executive will be eligible to exercise the options up to 12 months from the date of termination.

- U.S. tax filers will have excise taxes required under the U.S. Internal Revenue Code 280G for golden parachute payments grossed up and paid on their behalf.

- The following chart sets out the Change in Control covered compensation multiples:

Executive	Annual Covered Compensation Multiple
CEO	3x
CEO Direct Reports	1x increasing to 2x at the second anniversary of reporting to the CEO

For the purpose of CIC and termination without cause, covered compensation used in the severance calculation is defined as the Executive's annual salary plus three-year average annual incentive plus annual car allowance plus annual retirement benefit during the most recent calendar year. If the executive has been employed for at least three months of the current fiscal year, the most recent three-year average annual incentive is paid in addition to the compensation multiple. As an approximation of future CIC payments, the following table sets out the payments that would have been made to the Named Executive Officers in the event that such executive was terminated without cause or terminated for good reason on October 31, 2009. The actual amount of future CIC payments may change as a result of timing, stock price and other factors. Severance payments are not expected to be made to Messrs. Boorn and West as their employment is expected to continue following the CIC.

Name	Change in Control					
	Triggering Event (Voluntary Involuntary Termination)	Severance Multiple	Cash Portion[1] ($000s)	Value of Vested Equity[2] ($000s)	Other Benefits[3] ($000s)	Total[4] ($000s)
S. DeFalco[5]	Involuntary	3x	4,391	1,486	25	5,902
D. Prince	Involuntary	2x	1,350	444	19	1,813
A. Boorn[6]	Involuntary	2x	1,238	681	14	1,934
K. Horton	Involuntary	2x	1,323	607	42	1,972
S. West[7]	Involuntary	2x	1,426	615	14	2,056
D. Spaight	Involuntary	2x	1,070	283	42	1,395

[1] Cash severance is based on a multiple of cash compensation, which is defined as the sum of base salary, three-year average AIP, annual contribution to retirement program, and the annual car allowance as at October 31, 2009 plus the in-year AIP, which is the average AIP over the past three fiscal years. Given the announcement of the sale of MDS Analytical Technologies, the trigger of Change in Control is anticipated at the close of the transaction and termination of the CEO and his direct reports is anticipated in fiscal 2010. Therefore the three-year average AIP is based on the actual 2007, 2008 and 2009 payout.

[2] Equity values include PSUs vesting at target and DSUs paid out based on the five-day average share price of $8.074 at October 31, 2009 on NYSE. This value does not include the share units that expired as of midnight October 31, 2009. $0 stock option value is assumed as all options are well above the stock market price at October 31, 2009.

[3] Other benefits include the value of the premium for medical and dental and life insurance for the severance period.

[4] Total value for termination following a change in control includes the cash portion, the equity value and the premium of medical and dental and life insurance over the severance period. A tax gross up may also be payable to Messrs. DeFalco, Prince, Spaight and Horton under the terms of their employment contracts in respect of the U.S. Internal Revenue Code Section 280(G). See next section for detail.

[5] Mr. DeFalco will be entitled to receive his contractual severance payments upon stepping down from his position as President and Chief Executive Officer.

[6] Mr. Boorn would be entitled to severance and benefits following the sale of MDS Analytical Technologies if his employment is terminated, however it is expected that he will be employed by the Buyer upon completion of the Sale. Pursuant to the Sale Agreement, the Buyer has agreed to indemnify the Company in respect of any severance and benefits amounts payable by the Company.

[7] Data provided for Mr. West is hypothetical as it is expected his employment will be continued in the position of CEO, MDS Inc.

Transaction Incentive Plan and U.S. Internal Revenue Code 280G Excise Tax Gross Up

Incentive Plan

As previously discussed, the Board of Directors approved, in principle, a transaction incentive plan on March 11, 2009, which was subsequently implemented on May 20, 2009. The plan was designed to motivate and retain certain officers of the Company and to provide further incentive to officers to assist in the evaluation and implementation of strategic alternatives available to the Company. Each of the named executive officers is a participant in the plan.

The following table sets out the estimated payments that will be made in respect of the Transaction Incentive plan and the estimated Excise tax gross up payable to the named executives. These numbers assume business unit divestitures will be completed and payments will only be triggered if there is a change of control in the Company in fiscal 2010. Payments in addition to those set out below may be due following the completion of all business unit sales in accordance with the terms of the plan. Only U.S. tax filers are subject to the excise tax.

Name	Transaction Incentive 80% ($000s)[1]	Estimated Excise Tax Gross Up ($000s)[2]
S. DeFalco	1,694	4,100
D. Prince	504	1,124
A. Boorn	448	n/a
K. Horton	448	961
S. West	448	n/a
D. Spaight	441	780

[1] Amounts payable under the Transaction Incentive Plan exclude amounts payable from the Discretionary Portion and are based on a gross pool of $700 million representing the gross proceeds from the sale of MDS Analytical Technologies and the sale of MDS Pharma Services Phase II-IV operations.

[2] Estimated gross up excise tax applies to executive officers who are subject to US tax filing based on Section 280G of U.S. Internal Revenue Code based on all payments related to CIC.

Employment Termination Scenarios

The "Employment Termination Scenarios" table below illustrates the cash severance payment that would have been payable to each of the Named Executive Officers in the event of termination by the Company as of October 31, 2009 without cause or termination for good reason. In addition to the cash payment, each Named Executive Officer would have been provided with continued vesting and exercise privileges of their stock options for a period of 12 months following the termination of employment.

Per the terms of the executive contracts, all amounts in termination scenarios are paid as a lump sum following termination. In addition, 12 months medical and dental coverage and outplacement services are provided. No value has been attributed to these conditions in the table below.

Name	Resignation (Voluntary)[1] ($000s)	Termination with Cause (Constructive)[1] ($000s)	Termination without Cause (Involuntary)[2] ($000s)	Retirement[3] ($000s)
S. DeFalco	202	202	4,944	554
D. Prince	0	0	1,292	91
A. Boorn	278	278	1,450	358
K. Horton	227	227	1,492	316
S. West	236	236	1,557	323
D. Spaight	0	0	1,085	88

[1] Include DSUs paid out at $8.074 based on the five-day average share price on NYSE at October 31, 2009.

[2] Include the Cash Portion severance, in-year AIP and DSU payout based on the five-day average share price at October 31, 2009.

[3] Include payment of in-year bonus and DSUs paid out based on the five-day average share price at October 31, 2009.

Conclusion

MDS believes the executive compensation programs result in total compensation awards that are reasonable and market competitive, are directly linked to performance and align the interests of our executives with shareholders.

Section 4: Corporate Governance Policies and Practices

Strong, effective corporate governance is a necessary foundation to high performance and to shareholder confidence and has been and remains a key commitment at MDS.

Board effectiveness is a combination of membership, commitment and structure and individual director effectiveness is a combination of competence, behaviour and independence. In developing and maintaining MDS's Corporate Governance Guidelines and Practices, the Board and the Corporate Governance & Nominating Committee ("CGNC") carefully consider all of these criteria.

The Company's Corporate Governance Guidelines and Practices adopted by the Board in 2004, reviewed annually and most recently amended in 2008, may be found on the Company website at www.mdsinc.com in the *Corporate Governance* section, under *Guidelines & Practices.*

Changes in 2009

In January of 2009, the Company established a special committee of the Board comprised of four independent members of the Board, Jim MacDonald, William Anderson, Robert Luba and Greg Spivy. The Committee was formed to further facilitate a focussed and thorough assessment of strategic alternatives available to the Company arising out of the strategic review process initiated in fiscal 2008, and to supervise and address any potential conflicts of interest of management that might arise in the context of any solicitation process. The Committee mandate included considering any material transactions involving the Company or one or more of its business units and to explore all strategic alternatives available to the Company.

In March of 2009, the Board was reduced from 12 to 10 directors with the retirement of Nelson Sims and Kathleen O'Neill.

Regulators and Good Governance Organizations

As a company listed on both the Toronto and New York stock exchanges, MDS is subject to various Canadian and U.S. legislation, rules, regulations and standards related to governance practices. In addition, organizations such as the Canadian Coalition for Good Governance ("CCGG"), RiskMetrics, other similar organizations and a number of institutional shareholders publish what they consider to be best practices in corporate governance. The Company, through the CGNC, reviews, on a regular basis, legislative and regulatory requirements as well as the best practice recommendations of these organizations and shareholders in establishing governance practices which it believes will best serve the Company and its shareholders. Schedule B to this Circular outlines MDS's governance practices in relation to the requirement of National Instrument 58-101 Disclosure of Governance Practices adopted by the Canadian Securities Administrators. The governance practices in Canada are fundamentally similar to overall U.S. legislative or regulatory governance practices.

Set out below are certain key governance practices that are, in the Company's view, essential in creating a board and committees that can function independently and effectively and add significant value to the Company.

Board Membership, Independence and Alignment

The Company believes that a strong and independent board with a variety of relevant skill sets is fundamental to assisting the Company in developing and assisting the Company to meet its strategic objectives. All directors, other than the Chief Executive Officer, are independent, their sole relationship with the Company being as members of the Board, committees or advisory boards and as shareholders.

Brief biographies of the directors setting out both their experience and areas of expertise and listing their affiliations and directorships are included earlier in this Circular and in the Company's website at www.mdsinc.com. The biographies describe the collective breadth, scope and diversity of the Board, which is essential to the Company and its global operations and evolving needs.

The CGNC reviews board composition on a regular basis, has established criteria and an evergreen list of potential board nominees is maintained by the Company based upon such needs. The CGNC utilizes both internal and external resources to populate the list of potential board nominees.

Chair

Jim MacDonald, Non-Executive Chair of the Board, meets all applicable independence standards. Mr. MacDonald reports to the Board of Directors and to the shareholders. As Board Chair, he is charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management in order to facilitate the achievement of the goals of the Company, including sustaining growth and maximizing shareholder value. Mr. MacDonald is also charged with providing appropriate oversight of the management of the ongoing business and affairs of MDS, and fostering and supporting ethical and responsible decision making.

His general duties include taking a leadership role in setting the tone and culture for effective and transparent dialogue and decision making at the Board, as well as working with the Chair of the CGNC and the Chief Executive Officer to develop a board composition that reflects the quality, skills and competencies needed to meet the needs of the Company and its stakeholders. The Chair's specific goals and objectives are established and approved annually by the Board on the recommendation of the CGNC. The goals and objectives are discussed and monitored regularly during the year and evaluated at year-end as part of the Chair's annual assessment. Mr. MacDonald holds non-executive sessions of the Board at the end of each regularly scheduled Board meeting, and at other times as required.

Director Ownership Requirement

All independent directors have an equity interest in the Company through ownership of shares and/or deferred share units. The Board has established guidelines providing for each independent director to own shares or DSUs in the Company with a value of not less than 5.0 x his/her annual retainer. Directors are given three years to accumulate such ownership position. To the extent the annual retainer is increased from time to time, directors are given three years from the date of such increase to accumulate any additional share ownership required in respect of such increase. As at October 31, 2009, eight of the nine independent director nominees owned shares and/or DSUs in the Company which exceed the established guidelines. Jim MacDonald, who became Chair in November 2008, is on track to meet such guidelines, and has until November 2011 to meet his minimum ownership requirements of C$1,000,000.

In addition and as further evidence of alignment with shareholders, as of the date of this Circular, seven of the nine independent director nominees, including the Chair, are receiving all of their compensation in DSUs. Non-executive directors are not entitled to participate in the Company's stock option plan.

Board Orientation and Continuing Education

In order to improve new directors' understanding of the businesses and more effectively utilize their capability in respect of the businesses, they are introduced to the various businesses of the Company through a comprehensive initial orientation program, including meetings with the senior executives at both corporate and operating levels, review of strategic and business plans, and site visits of the principal business operations. In addition, from a continuing education perspective, the Board holds meetings at various operating offices during the year, at which the local management reviews with the Board its strategies, business plans, opportunities and risks, and the Board has the opportunity of meeting and interacting with a broader range of the Company's employees. The Board regularly receives relevant articles, reports and other papers regarding the global life sciences market and the Company's particular businesses, strategy and governance, as well as periodic presentations, from outside consultants and specialists, related to industry trends, markets and the Company's position and opportunities in such markets. In addition, each director is entitled to attend one educational seminar or program, relevant to their duties, of his or her choice at the cost of the Company. Also see *Meetings and Strategic Planning* and *Risk Management*.

Board and Committee Evaluation

The Company has established a comprehensive program to evaluate both governance practices and Board and committee effectiveness. Questionnaires are circulated to all Board and committee members. The Company has developed two questionnaires which are used in alternate years. One questionnaire is very detailed in nature and the other broader seeking higher level comment and discussion. The detailed questionnaire seeks to rate performance in such areas as quality and content of information (such as financial, industry, risk, competition), communication (such as strategy and stakeholder issues or concerns) and dialogue (the right issues, the right amount of time), as well as Board and committee structure, participation and contribution. The questionnaires seek guidance, input and recommendations from each

Board member as to any practices which would enhance both Board and individual director effectiveness. The broader questionnaire focuses on matters such as Board engagement in strategic and business plans, effectiveness of the Company's Enterprise Risk Management process, the objectives of the Chief Executive Officer and senior management, sufficiency of internal controls and access to management and other third party consultants. The Chair of the Board and the Chair of the CGNC also meet annually with individual directors to review their performance and to discuss in more detail any issues or suggestions to improve their and the Board's effectiveness. The Chair of the Board and the Chair of the CGNC utilize both the responses to the questionnaires and the one-on-one meetings with Board members to prepare a detailed summary of the key areas requiring improvement and suggestions of how to improve governance practices and Board effectiveness. Board recommendations become an accountability of senior management, and regular monitoring and progress reports are provided to the CGNC and reported to the Board by the Chair of the CGNC. The CGNC also evaluates committee effectiveness and the chair of each committee on an annual basis. Finally, the CGNC also reviews the evaluation process annually so that it remains robust and relevant.

Term and Tenure

Given the size and global nature of the Company and the speed of change in the industry, the CGNC has established guidelines on both term and normal retirement age of directors. Subject to both annual performance review and election by the shareholders, Board members should anticipate serving for an initial period of three years. Tenure is based upon a member's continuing performance, the ongoing needs of the Company, and annual election by the shareholders but may not exceed 15 years as discussed earlier. The normal retirement age for Board members is 70; however, in unique circumstances the Committee has discretion to invite a member to continue on the Board beyond the normal retirement age.

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies and relevant stock exchanges. Only those directors who the Board affirmatively determines have no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company) and who meet the additional qualifications prescribed under the New York Stock Exchange rules and other applicable regulatory and/or statutory requirements will be considered independent. In addition, the Company's Corporate Governance Guidelines require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for members of audit committees including Ontario Securities Commission National Policy 58-201 and the Sarbanes-Oxley Act of 2002.

Each Board and Audit Committee member is required to complete an independence questionnaire and update such questionnaire if circumstances change during the year. Attached as Schedule D are the standards a director is required to meet in order to be considered independent.

Based upon the information provided by the directors in such questionnaires, the Board has determined that all existing directors and proposed nominees, other than Mr. West, are independent under all of the requisite regulatory and statutory criteria.

Meetings and Strategic Planning

The Board continued to meet actively in fiscal 2009. There were 13 Board meetings, six by way of teleconference.

The Company generally holds an annual two-day off-site meeting, involving the Board and senior management, devoted to the development and approval of the Company's strategic plan, and a one-day meeting devoted strictly to the Company's annual business plan. Having regard to the strategic review process discussed earlier under *Changes in 2009*, the Company held a one-day meeting involving the Board and senior management to review and approve the Company's strategic and annual business plan. The Board is actively involved on an ongoing basis in reviewing progress on such plans as well as reviewing and approving strategic investments. The Board is updated regularly throughout the year on progress against plan as well as on issues which might affect plan performance.

Risk Management

The Board plays a significant oversight role in risk management principally through the Audit, Human Resources & Compensation, and Environment, Health

& Safety committees. In addition, the Board has an ad hoc Enterprise Risk Management Committee comprised of the Chair of the Board and the chairs of each standing committee which reviews the Company's Enterprise Risk Management Program and reports to the Board on the Program's effectiveness on an annual basis. In addition, on a quarterly basis, the Board is provided with a summary of key strategic, compliance, operational and financial risks at a business unit and enterprise level. The summary outlines the risk category, a description of the risk, the level of risk, the trend of key risks versus the prior quarter, mitigation strategies, status and responsibility. Each risk is supported by a more detailed action plan. Monitoring key risks is also part of a regular monthly operating review process involving both business units and corporate senior management. The Company has also established a Risk Council comprised of senior leaders from both the business units and corporate. The Council members act as key liaisons with their respective business units or corporate functional area with respect to assessment and follow-up of key risks, status and action plans. The senior management team annually reviews the Enterprise Risk Management process and the key risks. In addition, input from both Board members and outside professionals is sought on both the effectiveness of and ways to improve the program.

Shareholder Communications

MDS has an established Disclosure Policy and a Disclosure Committee. Current members of the Committee include the Executive Vice-President, Finance & Chief Financial Officer; Senior Vice-President, Communications; Senior Vice-President Finance; Chief Accounting Officer; General Counsel; Corporate Secretary, or their respective designates. The Chief Executive Officer is an ex-officio member.

The principal objective of the Disclosure Policy is to establish a clear and effective process to provide timely, accurate, consistent and non-selective disclosure of material information to all of the Company's stakeholders. The Committee or designated members review and where appropriate approve or recommend approval to the Board or relevant standing committee all material external communications, including press releases.

In addition, the Board reviews and approves this Circular, the Annual Information Form and the annual financial reports and management's discussion and analysis and corresponding press release. The Audit

Committee reviews and approves interim financial reports, interim management's discussion and analysis and corresponding press releases. The Chief Executive Officer, Chief Financial Officer, Senior Vice-President, Communications, and other representatives of the Company hold quarterly conference calls with buy- and sell-side analysts and business media. All shareholders have the ability to participate through a live audio webcast. These conference calls and investor conference presentations are also made available for a reasonable period in archived format on the MDS website.

MDS's Investor Relations group provides regular information on MDS activities to the media, analysts, investors and other interested parties by organizing meetings, presentations and press releases and by maintaining the Company's website. In this manner, MDS is able not only to communicate developments on a timely basis to its stakeholders, but also to receive and respond to concerns or recommendations.

Current stock prices, financial reports, recent press releases and annual reports are accessible on the MDS website at www.mdsinc.com or at MDS Shareholder Communication Service at 1-888-MDS-7222.

Further information on the Company can also be found at www.sedar.com and www.sec.gov. In addition, shareholders can contact the Company's transfer agent in Canada, CIBC Mellon, by calling their answerline at 1-800-387-0825.

The Board's Duties and Responsibilities

Under its governing statute, the *Canada Business Corporations Act*, the Board has the statutory duty to manage or supervise the management of the business and affairs of the Company. In carrying out such duties, each director is required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors are also given the right to delegate certain of their duties and responsibilities to committees of the Board. Directors are required to approve the Company's Global Business Practice Standards and confirm annually that they will abide by such standards in carrying out their duties. As part of those standards, directors are required to disclose the nature and extent of any personal interest in any material contract or transaction made or proposed by the Company.

The principal duties and responsibilities which have been retained by the Board and not delegated to a committee include contributing to the formulation and approval of strategic plans; approving the annual financial statements of the Company; obtaining reasonable assurance as to the adequacy of the internal controls and management systems; approving all significant Company transactions; appointing the Chair, Chief Executive Officer and direct reports and planning for their succession on the recommendation of the Human Resources & Compensation Committee; overseeing the identification of the principal risks and the implementation of appropriate processes and systems to manage such risks; and reviewing and approving key policies developed by management around ethical conduct, compliance, and practices. A complete description of the Board's mandate, which is reviewed annually, is set out on the Company's website at www.mdsinc.com, under *Corporate Governance, Board and Committee Charters.*

The Committees

The Board does not have an executive committee but has created, and delegated some of its duties to, four standing committees of the Board: the Audit Committee; the Human Resources & Compensation Committee; the Corporate Governance & Nominating Committee; and the Environment, Health & Safety Committee. Each of the committees has a written charter, which sets out its principal duties and responsibilities, all of which are reviewed annually. A complete description of the charter of each of the committees is set out on the Company's website at www.mdsinc.com, under *Corporate Governance, Board and Committee Charters.*

All standing committees are comprised entirely of independent directors. In the case of the Audit Committee, the Board determined on October 21, 2008 that all of its members qualify as financially literate and that two members, Bob Luba and Bill Anderson, qualify as audit committee financial experts as currently defined under applicable regulatory standards.

The Board's determination that certain members qualify as audit committee financial experts does not impose greater duties, obligations or liabilities on such members, nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or the Board.

The composition of each standing committee is reviewed annually and, where appropriate, changes are made to obtain fresh ideas while preserving continuity of experience and knowledge. In 2009, Bill Dempsey

replaced Nelson Sims as Environment, Health & Safety Chair.

The composition and qualifications of the Audit Committee members are disclosed in the Annual Information Form, which can be found on the Company's website or at www.sedar.com, or in Form 40-F which can be found at www.sec.gov.

In addition to the standing committees, the Board appoints from time to time ad hoc committees of the Board to carry out specific projects. Depending upon the time commitment, directors are provided additional compensation either in the form of cash or DSUs for acting on such ad hoc committees.

Trading in Company Securities

The Company has established blackout periods during which securities of the Company cannot be traded by insiders of the Company, including directors and senior officers. There are no separate blackout periods related to non-insider participants of the Company's equity compensation plans. In addition, from time to time when the Company is engaged in material undisclosed activities, it may formally impose additional blackout periods on employees who are involved in or have knowledge of such transactions. These blackout periods apply to all securities whether held directly or in any equity compensation plan.

The Company's Insider Trading Policy requires insiders to notify the office of the General Counsel prior to any trading in the Company's securities, and strictly prohibits the trading in derivative securities of the Company at any time.

Under the *Ontario Securities Act*, directors and certain senior officers of the Company are required to report any trading in securities of the Company within 10 days of completing any trade.

Equity Compensation Plans

The Company's Stock Option Plan is available to all employees and other persons providing services to the Company on an ongoing basis, other than non-employee members of the Board of Directors; it provides for the grant to participants of options to purchase a specified number of shares at an exercise price defined in the plan.

The Company's Employee Share Purchase Plan, available to all employees, provides for purchase of shares of the Company on the open market and has been approved by the Board and the Toronto Stock Exchange.

No other compensation plans currently provide for the issuance of or right to purchase Company shares.

Business Conduct and Ethics

The Company's business conduct and ethics are embodied in its core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence. At MDS, ethical behaviour is the responsibility of everyone, not specified groups or individuals. The Company has established policies governing such areas as employment and business practices, personal conduct and conflicts of interest. These policies have been consolidated into Global Business Practice Standards, which were first introduced in 2004. The Standards are reviewed on a regular basis and amended as required. The Standards apply to all employees as well as the Board of Directors. On joining the Company each employee or director is required to review and commit to the Standards by signing a pledge or completing required training. Annual re-enforcement of the Standards is effected in a variety of ways including on-line testing, renewal of the pledge or completing required training. The Standards also encourage employees to seek advice on or report concerns about breaches or potential breaches of the Standards without fear of retribution. The Standards include a number of available resources for employees and others, including a fully outsourced Integrity Alert line for those wishing anonymity.

Employees are also able to reach out with questions or concerns to the Chief Executive Officer and our business unit leaders through internal web-based sites.

In addition to the Global Business Practice Standards, the Company has a separate Financial Code of Ethics, which applies to the Chief Executive Officer, Chief Financial Officer and all members of the financial management of the Company and its affiliates. The Financial Code of Ethics complements the Standards by addressing issues of particular importance and concern to employees involved in the finance function.

Our Global Business Practice Standards are available in the *Corporate Governance* section of our website at www.mdsinc.com under *Global Business Practices*. The Standards are also available to shareholders on request from the Corporate Secretary, MDS Inc., 2810 Matheson Boulevard East, Suite 500, Mississauga, Ontario, L4W 4X7, or by e-mail to the Corporate Secretary at peter.brent@mdsinc.com.

Nominating Committee Process

The Company's current governance guidelines and practices address a number of the disclosure rules including the requirement for a nominating committee, a nominating committee charter, and confirmation as to the independence of the committee's members under applicable listing standards.

In considering nominees for the Board, the Corporate Governance & Nominating Committee reviews the composition of the Board on a regular basis, taking into account a number of factors, including the evolving needs of the Company, the breadth and depth of experience of the Board members, as well as retirement age, diversity, fit and other factors. Currently such experience includes global operations, financial, strategy, capital markets, technology, life sciences, scientific, medical, sales and marketing, government, governance and human resources. Potential nominees for the Board currently come from a number of sources including recommendations by existing independent Board members, senior management and outside search firms.

All proposed candidates are reviewed by a number of members of the Board, including the Chair of the Board, the Chair of the CGNC, other Board members, the Chief Executive Officer and certain other members of the senior management team, as well as outside consultants. A final decision as to whether a candidate will be proposed to the shareholders as a nominee is made by the Board.

In addition, under the provisions of the *Canada Business Corporations Act*, shareholders who represent in the aggregate 5% or more of the Company's shares; have held the shares for at least six months, and wish to nominate an individual for election to the Board are entitled to do so by way of a shareholder proposal. Such proposal must be received by the Company at least 90 days before the anniversary date of this Notice, namely by October 8, 2010. Finally, shareholders have the right to make nominations from the floor at the Meeting. The Company believes that the current statutory rights provided to the shareholders adequately address the rights of shareholders to nominate directors.

Shareholder Communications with the Board

The Board has approved a policy by which shareholders and other interested parties may communicate directly with the Board or the independent directors. All communications should be in writing and should be directed to the Company's

Chair or Corporate Secretary at MDS Inc., 2810 Matheson Boulevard East, Suite 500, Mississauga, Ontario, L4W 4X7, or by e-mail to peter.brent@mdsinc.com. The sender should indicate in the address whether it is intended for the entire Board, the independent directors as a group, or an individual director. Each communication intended for the Board or independent directors received by the Chair or Corporate Secretary will be forwarded to the intended recipients subject to compliance with instructions from the Board in effect from time to time concerning the treatment of inappropriate communications.

Overall Approach

The Board and senior management believe that the Company's current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including Ontario Securities Commission National Policy 58-201, the corporate governances rules of the New York Stock Exchange and the applicable Canadian or U.S. corporate and securities rules and regulations, including the provisions of the *Canada Business Corporations Act* and the U.S. Sarbanes-Oxley Act. In addition, where considered appropriate, the Company has considered and adopted the recommended best practices of CCGG, ISS and similar organizations. To the extent there are differences between the Canadian and U.S. governance requirements (and the U.S. requirements so allow), the Company has generally decided to follow the Canadian requirements. The Company does not consider any such differences material.

Approval by Directors

The contents and sending of this Circular have been approved by the Board of Directors of the Company.



Peter E. Brent

Senior Vice-President, Legal and Corporate Secretary

January 8, 2010

Schedule A: Special Resolution Approving Change of Name of the Company

<u>**ARTICLES OF AMENDMENT**</u>

RESOLVED as a special resolution of the Company that the name of the Corporation is changed to Nordion Inc.; and

FURTHER RESOLVED that Articles of Amendment effecting the name change be filed with the proper authorities; and

FURTHER RESOLVED that any director or officer of the Company is authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this special resolution, such determination to be conclusively evidenced by the taking of any such actions.

Schedule B: Statement of Governance Practices

The following table describes the Company's current corporate governance practices in accordance with the requirements of the Ontario Securities Commission National Instrument 58-101, Disclosure of Corporate Governance Practices.

Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
Board of Directors		
1. (a) Disclose the identity of directors who are independent.	Yes	The Board has determined that all of the directors of the Company with the exception of Mr. West are independent. See disclosure under the *Director Independence* section of this Management Proxy Circular. In addition, all of the standing committees of the Board are composed entirely of independent directors.
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Yes	See disclosure under the *Director Independence* section of this Management Proxy Circular.
(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.	Yes	All director nominees, with the exception of the CEO of the Company, are independent.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes	Such other directorships have been disclosed in the *Election of Directors* section of this Management Proxy Circular.
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Yes	The independent directors of the Company meet after every regularly scheduled meeting without the attendance of non-independent directors or management.

Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Yes	Jim MacDonald serves as the Board Chair and is an independent director. He was appointed as Board Chair in November 2008. Terms of Reference for the Non-Executive Board Chair have been developed and approved by the Board and can be found in the Company's website at www.mdsinc.com, in the *Corporate Governance* section. Among other things, the Board Chair is expected to: 1. lead the Board and organize it to function in partnership with but independently of management so as to facilitate the achievement of the goals of the corporation including sustainable growth and maximizing shareholder value; provide appropriate oversight of management and the ongoing business and affairs of MDS; and foster and support ethical and responsible decision making; 2. consult both collectively and individually with all members of the Board, when necessary, to maximize the contribution of individual directors and performance of the Board and each of its committees as a whole; 3. in concert with the Chair of the Human Resources & Compensation Committee, review and assess the performance of the Chief Executive Officer and lead the process to recommend the Chief Executive Officer for appointment by the Board; and 4. set the tone and culture for effective and transparent dialogue and decision making by the Board.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	Yes	Attendance records are fully disclosed in the *Election of Directors* section of this Management Proxy Circular. Pursuant to the Company's Corporate Governance Guidelines and Practices, directors are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a director's absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Board Chair; the Committee Chair; the Chief Executive Officer; Chief Financial Officer; Executive Vice-President, Corporate Development & General Counsel; or the Corporate Secretary for a briefing on the substantive elements of the meeting.
Board Mandate 2. Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Yes	The Board of Directors' Charter is attached to this Management Proxy Circular as Schedule C.

Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
Position Descriptions 3. (a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	Yes	A position description for the Board Chair and each Board Committee Chair, which is attached to the relevant Board Committee Charter, has been developed and approved by the Board and can be found on the Company's website at www.mdsinc.com.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	Yes	A written position description for the Chief Executive Officer has been developed and approved by the Board of Directors. The Chief Executive Officer reports to the Board and has general responsibility and authority to manage the overall business and affairs of the Company. Among other things, the Chief Executive Officer is expected to: 1. foster a culture that promotes ethical practices and personal integrity; 2. develop and recommend, in conjunction with senior management, the strategic direction and plan for the Company; 3. oversee, in conjunction with the Board where appropriate, the effective implementation of the strategic plan by senior management of the Company; 4. develop and recommend, in conjunction with senior management, the annual business plans of the major divisions, subsidiaries or business units of the Company and the material processes established by the Company to meet the financial and other obligations set forth in such plans; 5. review and oversee, in conjunction with the Board and senior management, effective implementation of all material processes established by the Company to manage and mitigate risk, financial affairs and performance of the Company; 6. review and oversee, in conjunction with the Board and senior management, an active and effective succession program at the senior management level of the Company; and 7. carry out specific accountabilities and responsibilities assigned annually or from time to time by the Board.
Orientation and Continuing Education 4. (a) Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	Yes	All new Board members are provided with a comprehensive orientation and education program. See *Board Orientation and Continuing Education*.

Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Yes	The Board holds meetings each year at various operating offices, at which local management reviews with the Board its strategies, business plans, opportunities and risks. The Board also regularly receives relevant articles, reports and other papers on the life sciences market and the Company's particular businesses, strategy and governance, as well as periodic presentations from outside consultants and specialists related to industry trends, markets and the Company's position and opportunities in such markets.
Ethical Business Conduct		
5. (a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes	The Company has comprehensive Global Business Practice Standards; see *Business Conduct and Ethics*. In addition, the Company has adopted a Financial Code of Ethics to supplement the Practice Standards; see *Business Conduct and Ethics*.
(i) disclose how a person or company may obtain a copy of the code;		The Practice Standards are posted on the Company's website at www.mdsinc.com, in the *Corporate Governance* section.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Yes	The Audit Committee receives quarterly reports from the Chief Privacy Officer as to renewals of Practice Standards as well as any reported issues, whether through the anonymous toll-free hotline or otherwise.
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	Yes	To the Company's knowledge there has been no conduct by our executive officers or directors that constitutes departure from the Practice Standards or Financial Code in the 2009 fiscal year and, accordingly, the filing of material change reports related thereto has not been required.
(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Yes	The Company's Practice Standards are clear concerning the requirement to remain free of conflicts of interest. All directors and officers are bound and have agreed to abide by such practices. This is reviewed annually. In addition, a director who has a conflict of interest regarding any particular matter under consideration must advise the Board and abstain from voting on the matter, and depending on the nature of the conflict, refrain from discussions relating to the matter.
(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The Practice Standards were distributed to all employees starting in July 2004. Beginning in late 2006, the Company adopted an annual on-line renewal process. In addition, on-line training and guidance is provided to employees.

Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
Nomination of Directors		
6. (a) Describe the process by which the board identifies new candidates for board nomination.	Yes	The Corporate Governance & Nominating Committee evaluates and recommends nominees for the Board in consultation with the Chairman and the Chief Executive Officer. The Committee regularly reviews the composition of the Board to determine what additional competencies, skills and personal qualities might be added to the Board with regard to the Company's evolving needs. Criteria include a successful record in senior management of global businesses, including operations, financial, strategy, capital markets, technology, life sciences, sales and marketing, government, governance, human resources, medical and/or scientific expertise. The Company maintains an evergreen list of potential candidates based on its specific needs, which is developed both internally and with outside assistance.
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	Yes	The Corporate Governance & Nominating Committee is composed entirely of independent Board members.
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes	The responsibilities, powers and operation of the Corporate Governance & Nominating Committee are set out in its charter, which is available on the Company's website at www.mdsinc.com, in the *Corporate Governance* section. The Committee is responsible for all matters relating to corporate governance practices, director recruitment, director orientation and continuing education, and for the regular evaluation of the Board of Directors and its committees.
Compensation		
7. (a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	Yes	Director and officer compensation is established based on comparator and peer groups and on the advice of an external independent consultant. Please refer to *Directors' Remuneration* and *Statement of Executive Compensation.*
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	Yes	The Human Resources & Compensation Committee is composed entirely of independent Board members.

Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Yes	The responsibilities, powers and operation of the Human Resources & Compensation Committee are set out in its charter, which is available on the Company's website at www.mdsinc.com, in the *Corporate Governance* section. The Committee is responsible, in consultation with management, for all matters relating to compensation philosophy and practices; management development and succession; and board and senior management compensation.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Yes	The Company engaged Towers Perrin as its independent executive compensation consultant on all matters relating to the compensation of the Chief Executive Officer, his direct reports and directors of the Company. Please refer to *Statement of Executive Compensation.* Towers Perrin has not been retained to perform other work for the Company.
Other Board Committees 8. If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Yes	In addition to the Audit, Human Resources & Compensation, and Corporate Governance & Nominating Committees, the Board also has an Environment, Health & Safety Committee, which assists the Board in reviewing and recommending for approval policies and programs, management systems and performance with respect to safety, health and environment matters affecting the Company.

Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
Assessments		
9. Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	Yes	A complete review of the Board, its committees and individual director performance is carried out annually by the Corporate Governance & Nominating Committee and by the Chair of the Board. **1. Annual Assessment of Board Effectiveness** Each year all Board members are surveyed regarding governance practices, Board performance and improvement opportunities. The Company has developed two questionnaires which may be used in alternate years. One questionnaire seeks detailed responses to governance practices and the other seeks broader more high-level questions related to strategies to improve over-all effectiveness. The questionnaires are initially reviewed by the Chair of the Board and secondly by the Chair of the Corporate Governance & Nominating Committee. A detailed summary is then prepared for the Board and key areas requiring improvement are developed and become management accountabilities, as appropriate, during the year. Progress on each such area is regularly reported to and monitored by the Corporate Governance & Nominating Committee and reported to the Board during the year. **2. Annual Assessment of Each of the Committees and Respective Chairs** Each year members of each of the standing committees are also provided with a questionnaire with respect to the functioning of their committee. Committee members are asked to evaluate the effectiveness of the committee and committee chair and to make any suggestions for improvement. Results are shared with committee members and recommended improvements become an accountability of the chair of the applicable committee. **3. Annual Assessment of the Board Chair by Members of the Board** Each year members of the Board are asked to assess and comment on the effectiveness of the Board Chair as well as the achievement of the particular goals and objectives which have been established for the Chair for a particular year by the Board. Individual responses are received by the Chair of the Corporate Governance & Nominating Committee. A summary report is then provided to the Board Chair and the full Board, with no attribution of comments to individual directors without their consent.

Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
		4. Annual Assessment of Individual Directors Each year, as part of the annual assessment of Board and committee effectiveness, the Board Chair and the Chair of Corporate Governance & Nominating Committee meet with each director individually to engage in full and frank two-way discussion of any and all issues that either wishes to raise, including the effectiveness of other directors, with a focus on maximizing the contribution of each director to the Board and committees. The Board Chair and Chair of the Corporate Governance & Nominating Committee share peer feedback with each director as appropriate and review progress and action taken.

CHARTER OF THE BOARD OF DIRECTORS
OF MDS INC.

STATEMENT OF PURPOSE

The Board of Directors (the "Board") of MDS Inc. (the "Corporation") is elected by the Corporation's shareholders. The Board is responsible for overseeing the management of the Corporation's business and affairs.

APPROVAL OF CHARTER

The Board shall review and reassess the adequacy of this Charter on an annual basis and at such other times as it considers appropriate.

STATUTORY DUTIES

MDS is a Canadian, federally chartered company and accordingly, the statutory duties and responsibilities of its Board are outlined in the provisions of the *Canada Business Corporations Act* (the "Act").

STANDARD OF CARE

In discharging his or her duties, each Director shall act honestly and in good faith with a view to the best interests of the Corporation; and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (s.122 (1) of the Act). In determining the best interests of the Corporation, a Director shall have regard to the interest of all Shareholders. In determining whether Directors have fulfilled their duties, both procedural and substantive aspects of their conduct are relevant. The procedural aspect requires Directors to make reasonable inquiry into all relevant information available to them (informed decisions) and from a substantive aspect requires the decision to have been made honestly, prudently, in good faith and on reasonable grounds (business judgment rule).

DELEGATION

The Board is entitled to appoint a Committee of Directors and delegate to the Committee any of the Board's power, with certain exceptions outlined in the Act. These exceptions include approval of the annual financial statements, the management proxy circular or any take-over bid circular; any issue of securities or declaration of dividends; appointment of additional Directors; the purchase, redemption or acquisition of issued shares of the Corporation or the adoption, amendment or repeal of by-laws (s.115 (1) and (3) of the Act).

The Board has delegated certain of its responsibilities to certain standing Committees of Directors including Audit, Environment, Health & Safety, Human Resources & Compensation and Corporate Governance & Nominating with specific charters. The Board has the duty to approve the charters and any amendments thereto.

DISCLOSURE OF INTEREST IN MATERIAL CONTRACT OR TRANSACTION

Directors are required to disclose to the Corporation, in writing or by requesting to have it entered into the Minutes of meetings of the Board or Committee, the nature and extent of any personal interest in any material contract or transaction made or proposed with the Corporation. In the event the Board determines that a conflict of interest exists, then the Director with such conflict shall refrain from voting on any resolution related to such contract or transaction.

CODE OF ETHICS AND BUSINESS CONDUCT

The Board shall approve the terms of the Corporation's Global Business Practice Standards, and each Director shall confirm his or her responsibility to abide by the terms by signing the Director Pledge contained in such Standards.

GOVERNANCE GUIDELINES AND PRACTICES

The Board shall approve the terms of the Corporation's Governance Guidelines and Practices and any amendments thereto.

SPECIFIC DUTIES AND RESPONSIBILITIES

In adopting this Charter and in order to carry out its statutory responsibilities within the defined duty of care, the Board shall, assume the following principal duties and responsibilities:

- contribute to the formulation of, approve and oversee the implementation of the strategic and business operating plans of the Corporation;

- oversee the identification by Management of the principal risks of the Corporation's businesses as well as the implementation, by Management, of appropriate processes and systems to manage such risks;

- appoint the CEO and approve the appointment of the other Senior Executives of the Corporation and review their performance and compensation and plan for their succession upon recommendation of the Human Resources & Compensation Committee;

- review and approve Management's recommendations regarding major decisions and actions, including acquisitions, divestitures, financings and capital expenditures;

- review and approve key policies developed by Management on various issues such as ethics, compliance, communications and public disclosures and review, approve and monitor compliance with policies adopted by the Board;

- oversee the Corporation's public communication policies and their implementation, including disclosure of material information on a timely and non-elective basis, investor relations and shareholder communications;

- oversee, with the Audit Committee, financial reporting and disclosure of the Corporation to obtain reasonable assurance that

  o the Corporation complies with all applicable laws and regulations of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure, and
  o the accounting policies and practices, significant judgments and disclosures which underlie or are incorporated in the Corporation's financial statements are appropriate having regard to the Corporation's businesses; and

- review and approve the annual financial statements, annual management discussion and analysis, management proxy circular and annual information form and disclosure thereof to the relevant parties and review and obtain reasonable assurance as to the integrity of the Corporation's internal controls and management systems.

The essence of the Board's responsibility is one of reviewing, overseeing and monitoring to gain reasonable assurance (but not to ensure) that the business and affairs of the Corporation are being conducted properly and effectively.

BOARD STRUCTURE AND COMPOSITION

Membership Criteria

The Board shall consist of such members that, from time to time, have the best mix of skills, experience and personal qualities to guide the long-term strategy and ongoing business operations of the Corporation.

Number of Members

The Board shall consist of such number of Directors as the Board may determine from time to time based upon a recommendation of the Corporate Governance & Nominating Committee, provided that such number shall be within the minimum and maximum number of Directors (3 to 20) set out in the Corporation's Articles.

Director Independence

The Board shall be comprised of a majority of Directors that are independent of the Corporation as determined in accordance with applicable law and regulatory guidelines or standards.

Chairman

The Board shall, upon recommendation of the Corporate Governance & Nominating Committee, appoint the Chair from among the independent members of the Board. The Chair shall have such duties and responsibilities as may be assigned from time to time by the Board.

MEETINGS OF THE BOARD

Quorum

A quorum of the Board shall be a majority of its Members.

Number of Board Meetings

The Board shall meet as often as may be required to carry out its duties.

Board Meeting Agenda and Information for Board Meetings

The Chair and the CEO, in consultation with the Corporate Secretary, develop the agenda for each Board meeting.

Notice of the principal matters to be addressed at all Board meetings shall be distributed to Directors well in advance of each meeting. In addition, the Directors shall be provided with sufficient materials in order to appropriately consider such matters.

Management and Others at Board Meetings

The Board may request any officer or employee of the Corporation or other outside advisors to attend meetings of the Board or to meet or provide consultations to the Board or any member thereof.

Members of the Executive Management Team of the Corporation shall normally attend meetings of the Board, other than Executive Sessions.

Executive Sessions of Independent Directors

The independent Directors of the Board shall meet at the end of each regularly scheduled meeting of the Board and at such other times as determined by the Chair, without Management present.

Resolutions

Resolutions of the Board passed at a meeting shall require approval by a simple majority of members voting on such resolution.

Any decision or determination of the Board reduced to writing and signed by all of the members of the Board shall be fully as effective as if it had been made at a meeting duly called and held.

BOARD COMMITTEES

Unless otherwise determined by the Board, all members of standing Committees of the Board shall be independent in accordance with applicable laws, regulations, standards and listing requirements to which the Corporation is subject.

Each Committee Chair shall report to the Board at the next regularly scheduled Board meeting following each Committee meeting unless in the Committee Chair's discretion, earlier reporting is warranted.

BOARD CONFIDENTIALITY

Directors shall maintain the absolute confidentiality of the deliberations and decisions of the Board and information received in respect thereof, except as may be specified by the Chair or if the information is otherwise publicly disclosed by the Corporation.

OTHER ADVISORS

The Board or designated Committee thereof shall have the authority to consider and, if appropriate, approve the engagement of outside advisors by any Director, or Committee Member, at the Corporation's expense.

Schedule D: Independence Standards

In order to be considered independent, a director must meet the following independence standards:

(1) A director will not be independent if, within the preceding three years:

    (a) the director or immediate family member of the director was employed by the Company as an executive officer;

    (b) the director or immediate family member of the director has received, or is expected to receive, from the Company direct compensation in excess of C$75,000 in any 12-month period in any of the preceding three years, other than Board or committee fees;

    (c) the director or immediate family member of the director was employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that other company's compensation committee; or

    (d) the director or immediate family member of the director (i) is a current partner of a firm that is the Company's internal or external auditor; (ii) is a current employee of such a firm and personally works on the Company's audit; or (iii) has been at any time during the preceding three years (but is no longer), a partner or employee of such a firm and personally worked on the Company's audit within that time.

(2) In addition, if a director has any of the following commercial or charitable relationships, such director may not be considered to be independent:

    (a) The director has served as an employee of, or any of his or her immediate family members has served as an executive officer of, another company that makes payments to, or receives payments from, the Company for property or services in an amount that, in any of the three most recent fiscal years, exceeds the greater of $1 million or 2% of the annual consolidated gross revenues of the company for which such director, or any of his or her immediate family members, has served as an executive officer (or as an employee in the case of the director).

    (b) The director has served as an executive officer of a charitable organization, and the Company's discretionary charitable contributions to that organization exceed the greater of $1 million or 2% of that organization's total annual consolidated gross revenues within any of the three most recent fiscal years (provided that the Company's matching of employee charitable contributions will not be included in the amount of the Company's contributions for this purpose).

MDS Inc.
2810 Matheson Boulevard East,
Suite 500
Mississauga, Ontario L4W 4X7
Canada
www.mdsinc.com



Science advancing health